Exhibit 99.1

PENGROWTH ENERGY CORPORATION

NOTICE OF ANNUAL MEETING

- AND -

MANAGEMENT INFORMATION CIRCULAR

For the Annual Meeting of Shareholders
to be held on Wednesday, May 2, 2012

March 26, 2012

PENGROWTH ENERGY CORPORATION
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, MAY 2, 2012

To Our Shareholders:

The annual meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of Pengrowth Energy Corporation (the “Corporation”) will be held at 3:00 p.m. (Calgary time) on Wednesday, May 2, 2012 at the Telus Convention Centre, 120 – 9th Avenue S.E., Calgary, Alberta, Canada, for the following purposes:

1.	to receive and consider the consolidated audited financial statements of the Corporation for the year ended December 31, 2011 and the auditors’ report thereon;

2.	to appoint auditors of the Corporation for the ensuing year and to authorize the board of directors (the “Board”) of the Corporation to fix their remuneration;

3.	to elect the directors of the Corporation for the ensuing year; and

4.	to transact such other business as may properly come before the Meeting or any adjournment of the Meeting.

Particulars of the matters to be brought before the Meeting are set forth in the accompanying management information circular of the Corporation, dated March 26, 2012 (the “Circular”).

A Shareholder may attend the Meeting in person or may be represented thereat by proxy. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed instrument of proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Circular. An instrument of proxy will not be valid and acted upon at the Meeting or any adjournment thereof unless it is deposited at the offices of Olympia Trust Company, #2300, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6  at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. A proxyholder need not be a Shareholder. If a Shareholder receives more than one proxy form because such Shareholder owns Common Shares registered in different names or addresses, each proxy form should be completed and returned.

The Board has fixed March 26, 2012 as the record date for the determination of Shareholders entitled to notice of, and to vote at, the Meeting and at any adjournment thereof.

DATED at Calgary, Alberta this 26th day of March, 2012.

By order of the Board of Directors of Pengrowth Energy Corporation.

(signed) “Derek W. Evans”

President and Chief Executive Officer

TABLE OF CONTENTS

GENERAL INFORMATION	1

VOTING INFORMATION: QUESTIONS AND ANSWERS	1

BUSINESS OF THE MEETING	4

INFORMATION CONCERNING THE DIRECTOR NOMINEES	5

COMPENSATION COMMITTEE REPORT	11

STATEMENT OF EXECUTIVE COMPENSATION	21

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE REPORT	37

AUDIT AND RISK COMMITTEE REPORT	39

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	40

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	40

ADDITIONAL INFORMATION	40

APPENDIX 1 - STATEMENT OF CORPORATE GOVERNANCE PRACTICES	41

PENGROWTH ENERGY CORPORATION
MANAGEMENT INFORMATION CIRCULAR

GENERAL INFORMATION

This management information circular (the “Circular”) is provided to holders (“Shareholders”) of common shares (“Common Shares”) of Pengrowth Energy Corporation (the “Corporation”) in connection with the solicitation of voting proxies by the management of the Corporation for use at the annual meeting (the “Meeting”) of Shareholders to be held at 3:00 p.m. (Calgary time) on Wednesday, May 2, 2012 at the Telus Convention Centre, 120 – 9th Avenue S.E., Calgary, Alberta, Canada, or at any adjournments to the Meeting.

The terms “we”, “us”, “our” or “Pengrowth” refer to the Corporation on a consolidated basis and include all of the Corporation’s directly or indirectly held wholly-owned subsidiaries as well as our predecessors, Pengrowth Corporation, Pengrowth Energy Corporation and Pengrowth Energy Trust.

DATE OF INFORMATION

Unless otherwise noted, information contained in this Circular is given as of March 26, 2012.

VOTING COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares and up to 10,000,000 preferred shares. At the close of business on March 23, 2012, there were 364,470,541 Common Shares outstanding.

To the knowledge of the directors and executive officers of the Corporation, as of March 26, 2012, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation.

CURRENCY AND EXCHANGE RATE

All monetary figures are stated in Canadian currency, except as noted. On December 30, 2011, the reported noon exchange rate quoted by the Bank of Canada for Cdn.$1.00 was U.S.$0.9833.

VOTING INFORMATION: QUESTIONS AND ANSWERS

Your vote is very important to us. This section of the Circular provides you with information on how to vote your Common Shares. If you still have questions or concerns after reviewing this section, please contact our transfer agent and registrar, Olympia Trust Company (“Olympia”), at:

Calgary: (403) 261-0900	Toll Free: (800) 727-4493

Proxies are being solicited primarily by mail, but may also be solicited by e-mail, facsimile, telephone or oral communication by the directors, officers and employees of the Corporation, at no additional compensation. The Corporation has not retained a proxy solicitation agent at the date hereof. If the Corporation determines to retain a proxy solicitation agent, the Corporation will pay a fee to such agent in accordance with industry practice and will reimburse such agent for its reasonable expenses.

MEETING PROCEDURE

AM I ENTITLED TO VOTE?

You are entitled to vote if you held Common Shares at the close of business on March 26, 2012 (the “Record Date”), unless a Shareholder has transferred Common Shares to you subsequent to that date and you, not less than 10 days before the Meeting, establish ownership of the Common Shares and request Olympia that your name be included in the list of Shareholders entitled to vote at the Meeting. Each Common Share is entitled to one vote at the Meeting or at any adjournment of the Meeting.

WHAT AM I VOTING ON?

You are voting on the following items of business that will be presented at the Meeting:

1.                                      the appointment of auditors;

2.                                      the election of the directors of the Corporation (“Directors”); and

3.                                      any other business that may properly come before the Meeting or any adjournment of the Meeting.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	1

HOW WILL MY COMMON SHARES BE VOTED?

You can indicate on the attached instrument of proxy or voting instruction form how you want your proxyholder to vote your Common Shares or you can let your proxyholder decide for you. If neither you nor your proxyholder provides specific instructions, your Common Shares will be voted in favour of all items of business presented by management of the Corporation at the Meeting.

WHAT IF THERE ARE AMENDMENTS TO THESE MATTERS OR OTHER MATTERS BROUGHT BEFORE THE MEETING?

If you plan to vote your Common Shares in person, you have the authority to vote on the matters discussed during the Meeting as you choose. If you are not attending the Meeting, the person you appoint as proxy on your behalf will have the discretion to vote on any amendments or variations to the matters of business to be addressed at the Meeting and with respect to other matters that may properly come before the Meeting.

At the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

WHO COUNTS THE VOTES?

Votes are counted by Olympia in its capacity as transfer agent and registrar of the Corporation.

REGISTERED SHAREHOLDERS

You are a registered Shareholder if your Common Shares are held directly in your own name through the direct registration system or a Common Share certificate. Otherwise, you are a beneficial Shareholder and should refer to page three for details of voting at the Meeting.

HOW CAN I VOTE IF I AM A REGISTERED SHAREHOLDER?

If you are a registered Shareholder, you may vote either in person at the Meeting, on the internet, by mail, fax or e-mail in accordance with the directions provided with the enclosed instrument of proxy.

WHAT IF I WANT TO ATTEND THE MEETING AND VOTE IN PERSON?

If you are a registered Shareholder and plan to attend the Meeting and vote your Common Shares in person, do not complete or return the enclosed instrument of proxy. Your vote will be taken and counted at the Meeting. Please register with Olympia when you arrive. If you are a beneficial Shareholder, you should refer to page three for instructions on how to vote in person at the Meeting.

HOW CAN I VOTE BY PROXY?

The attached instrument of proxy appoints Derek W. Evans or John B. Zaozirny, who are Directors, to be your proxyholders. Should you choose to vote by proxy, please sign and return the completed instrument of proxy as indicated below. Alternatively, you may vote through the website, e-mail or fax in accordance with the directions provided with the enclosed instrument of proxy.

Whether or not you attend the Meeting, you can appoint someone other than Messrs. Evans and Zaozirny to attend and vote as your proxyholder. You can use the enclosed instrument of proxy or another appropriate form of proxy to appoint your proxyholder by inserting their name in the space indicated on your proxy form. Your proxyholder does not need to be a Shareholder. Your votes will only be counted if the person you appoint as proxy attends the Meeting and votes on your behalf.

WHAT DO I DO WITH MY COMPLETED PROXY?

Once you have completed and signed the instrument of proxy, you should mail it to, or deposit it with, the Corporate Secretary of the Corporation in care of Olympia Trust Company, #2300, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment of the Meeting. This will ensure your vote is recorded. If you have completed your vote by proxy over the Internet, then there is nothing further you need to do unless you decide to revoke your proxy as discussed below.

WHAT IF I CHANGE MY MIND AND WANT TO REVOKE MY PROXY?

You may revoke your proxy at any time before it is acted on. You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering the written statement to either: (i) Olympia Trust Company, #2300, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6 not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment of the Meeting; or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment of the Meeting.

You can also revoke your proxy by attending the Meeting and voting your Common Shares in person or by any other manner permitted by law.

2	MANAGEMENT INFORMATION CIRCULAR

I HOLD SHARES UNDER OUR EMPLOYEE SHARE OWNERSHIP PLAN (THE “ESOP”)

HOW DO I VOTE?

Shares purchased by employees of Pengrowth under the ESOP (“ESOP Shares”) are registered in the name of Solium Capital Inc. (“Solium”), in accordance with the provisions of the ESOP, unless an employee has withdrawn their ESOP Shares. Shareholders of ESOP Shares cannot vote those Shares in person.

Voting rights attached to the ESOP Shares held under the ESOP can be exercised by employees by indicating to Solium on the enclosed voting instruction form how the employee wishes his or her ESOP Shares to be voted at the Meeting. The ESOP Shares will be voted pursuant to the employee’s directions. If no direction is provided on the voting instruction form as to a matter to be voted on, Solium will vote the relevant ESOP Shares FOR that matter. ESOP Shares in respect of which a voting instruction form has not been signed and returned will not be voted.

The voting instruction form must be used with respect to ESOP Shares. In the event that you are an employee and hold any Common Shares other than ESOP Shares, you must separately follow the appropriate voting requirements with respect to those Common Shares. No instrument of proxy is to be completed with respect to ESOP Shares unless you have withdrawn such shares from the ESOP and you hold a share certificate with respect thereto.

BENEFICIAL SHAREHOLDERS

You are a beneficial Shareholder if your Common Shares are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other intermediary.

HOW CAN I VOTE IF I AM A BENEFICIAL SHAREHOLDER?

If you are a beneficial Shareholder, you may only vote by completing and returning the enclosed voting instruction form in accordance with the directions provided on it.

WHAT IF I WANT TO ATTEND THE MEETING AND VOTE IN PERSON?

If you are a beneficial Shareholder and plan to attend the Meeting and vote your Common Shares in person, insert your own name in the space provided on the enclosed voting instruction form and return the form in accordance with the directions provided on it. Your vote will be taken and counted at the Meeting so do not complete the voting instructions on the form. Please register with Olympia when you arrive.

HOW CAN I VOTE BY PROXY?

The enclosed voting instruction form appoints Derek W. Evans or John B. Zaozirny, who are Directors, to be your proxyholders. Whether or not you attend the Meeting, you can appoint someone other than Messrs. Evans and Zaozirny to attend and vote as your proxyholder. You can use the enclosed voting instruction form to appoint your proxyholder by inserting their name in the space indicated on such form. Your proxyholder does not need to be a Shareholder. Your votes will only be counted if the person you appoint as proxy attends the Meeting and votes on your behalf.

WHAT DO I DO WITH MY COMPLETED VOTING INSTRUCTION FORM?

Once completed, you should return it in the envelope provided or fax to one of the numbers provided in the voting instruction form in accordance with the instructions provided on such form. This will ensure your vote is recorded.

WHAT IF I CHANGE MY MIND AND WANT TO REVOKE MY INSTRUCTIONS?

In order to revoke instructions previously provided, you should follow the procedures provided by your nominee on the voting instruction form.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	3

BUSINESS OF THE MEETING

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth elsewhere in this Circular, no: (i) person who has been a Director or executive officer of the Corporation at any time since January 1, 2011; (ii) proposed nominee for election as a Director; or (iii) associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any of the following matters to be acted upon at the Meeting, other than the election of Directors (as described under the heading “Matter #3 – Election of Directors”).

MATTER #1 – RECEIVING AND CONSIDERING FINANCIAL STATEMENTS

Our board of directors (the “Board”) will place before the Meeting the consolidated annual financial statements of the Corporation and the auditors’ report thereon for the financial year ended December 31, 2011 (the “Financial Statements”). The Financial Statements, together with the accompanying Management Discussion & Analysis for the year ended December 31, 2011, are available on the Internet on the System for Electronic Document Analysis and Retrieval website (“SEDAR”) at www.sedar.com and can be accessed at, and on, the Electronic Data-Gathering, Analysis and Retrieval system (“EDGAR”) of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. No formal action will be taken at the Meeting to approve the Financial Statements, which have already been approved by the Board. If any Shareholders have questions respecting the Financial Statements, the questions may be brought forward at the Meeting.

MATTER #2 – APPOINTMENT OF AUDITORS

KPMG LLP, Chartered Accountants (“KPMG”) were appointed as our auditors on incorporation and have been the auditors of our predecessor, Pengrowth Corporation, since 1988. Under the Canadian Securities Administrators’ National Instrument 52-108 Auditor Oversight, KPMG is a participating audit firm with the Canadian Public Accountability Board. KPMG has also confirmed to the Board and the Audit and Risk Committee of the Board (the “Audit and Risk Committee”) its status as independent within the meaning of applicable Canadian and U.S. rules. The Board, on recommendation from the Audit and Risk Committee, recommends the re-appointment of KPMG as auditors. For details concerning fees paid to KPMG by the Corporation and for details concerning the Audit and Risk Committee, see page 56 of the Corporation’s Annual Information Form for the year ended December 31, 2011, which is dated February 28, 2012 and available on SEDAR at www.sedar.com, or page 74 of the Corporation’s Form 40-F for the year ended December 31, 2011, which is dated February 28, 2012 and available on EDGAR at www.sec.gov.

In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Common Shares represented thereby FOR the ordinary resolution appointing KPMG as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders at a remuneration to be fixed by the Board.

MATTER #3 – ELECTION OF DIRECTORS

Our Board, by resolution dated February 28, 2012, has established the size of the Board to be elected at the Meeting at eight (8) directors. At the Meeting, Shareholders will be asked to pass an ordinary resolution electing Thomas A. Cumming, Derek W. Evans, Wayne K. Foo, James D. McFarland, Michael S. Parrett, A. Terence Poole, D. Michael G. Stewart and John B. Zaozirny as Directors. Each elected Director will hold office until the close of the next annual meeting of Shareholders or until his successor is duly elected or appointed.

The resolution electing the Directors must be passed by a majority of the votes cast on this matter by Shareholders present in person or by proxy at the Meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Common Shares represented thereby FOR the ordinary resolution electing the nominees set out below.

The attached instrument of proxy permits Shareholders to: (i) vote “for” all Directors; or (ii) vote “for” or “withhold” their vote for each Director nominee. The Board has adopted a majority voting policy stipulating that in the event that a Director nominee is elected but receives less than 50% of the votes cast at the meeting appointing directors, the Board shall consider the circumstances of such vote, the particular attributes of the Director nominee including his or her knowledge, experience and contribution at Board meetings and make whatever determination the Board deems appropriate, including without limitation, requesting such Director to resign at an appropriate time and advise Shareholders of the Board’s decision in that regard. The policy does not apply in circumstances involving contested director elections. Shareholders should note that, as a result of the majority voting policy, a “withhold” vote is effectively a vote against a Director nominee in an uncontested election.

4	MANAGEMENT INFORMATION CIRCULAR

INFORMATION CONCERNING THE DIRECTOR NOMINEES

The following information relating to the nominees as Directors is based partly on our records and partly on information received from each nominee. All information, unless noted otherwise, is presented as at March 26, 2012. In the tables below, the Corporate Governance and Nominating Committee is noted as “Corporate Governance” and the Reserves, Operations, Health, Safety and Environment Committee is noted as “ROHSE”.

The following pages set out information for each of the persons proposed to be nominated for election as a Director. All footnotes to each Director’s biography in this section can be found on page 10.

DEREK W. EVANS

		Age: 55 Calgary, Alberta, Canada President and Chief Executive Officer Director since: May 25, 2009(1) Not Independent

Derek Evans is the President and Chief Executive Officer of the Corporation. He was appointed as the President and Chief Operating Officer and as a director of Pengrowth Corporation on May 25, 2009. On September 13, 2009, Mr. Evans was appointed as President and Chief Executive Officer of Pengrowth Corporation. Mr. Evans previously served as President, Chief Executive Officer and director of Focus Energy Trust from May 2002 until March 2008. Mr. Evans has over 30 years of experience in the energy sector in western Canada, having spent the majority of his career with Renaissance Energy Limited in a variety of operational and management positions, the last being Senior Vice President of Operations.

Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in the Province of Alberta.

At present, Mr. Evans serves as a director of Franco-Nevada Corporation, a Toronto Stock Exchange and NYSE-listed issuer. He is also a member of the Institute of Corporate Directors.

Areas of Expertise: • Oil and Gas • Engineering • Senior Executive • Geology/Geophysics • Financial Acumen		• Major Projects • Environmental, Health & Safety • Business Development • Leading Cultural Change
Board/Committee Membership for 2011(2)		2011 Attendance		2011 Attendance (Total)	Value of Total Compensation Received in 2011
Board		9 of 9		100%	$2,127,093(3)
Audit and Risk		4 of 4
Corporate Governance		3 of 3
Compensation		5 of 5
ROHSE		5 of 5
Securities Held as at December 31, 2010 and December 31, 2011(4)
Year	Common Shares	DEUs, PSUs & RSUs	Total Common Shares, DEUs, PSUs & RSUs	Total Market Value of Common Shares, DEUs, PSUs & RSUs(5)	Min. Share Ownership Guideline(6)	Meets Guideline
2011	198,962	223,302	422,264	$4,543,561	$1,425,000	Yes
2010	167,501	140,628	308,129	$3,937,889
Option-Based and Share-Based Awards Held as at December 31, 2011(7)
Option-Based Awards	Weighted Average Exercise Price	Value of Unexercised in-the-money Options		Share-Based Awards	Market Value of Share-Based Awards
189,093	$9.46	$245,039		195,026	$2,098,480

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	5

JOHN B. ZAOZIRNY

		Age: 64 Calgary, Alberta, Canada Chairman of the Board Director since: 1988(1) Independent

Mr. Zaozirny is Vice-Chairman of Canaccord Genuity Corporation. He is also a director of Bankers Petroleum Ltd., Canadian Oil Sands Limited, Coastal Energy Company, Computer Modelling Group Ltd. and Petroamerica Oil Corp. He is a Governor of the Business Council of British Columbia and recently retired as a member of The Law Societies of Alberta and British Columbia.  Mr. Zaozirny was Counsel to the law firm of McCarthy Tétrault LLP from 1987 to 2008 and was Minister of Energy and Natural Resources for the Province of Alberta from 1982 to 1986.

Mr. Zaozirny holds an LLB from the University of British Columbia, an LLM from London School of Economics and Political Science and a Bachelor of Commerce degree from the University of Calgary.

He has experience in the areas of oil and gas, capital markets, corporate governance, government relations, corporate finance and law.

The Board has considered Mr. Zaozirny’s participation as a director on a number of other public company boards and has determined that Mr. Zaozirny’s additional public board memberships will not impair his ability to devote the time and attention to the Board required in order for Mr. Zaozirny to properly discharge his duties nor his ability to act effectively and in the best interest of the Corporation. In making such a determination, the Board has also considered Mr. Zaozirny’s meeting attendance, his skills and experience.

Areas of Expertise: • Oil and Gas • Capital Markets • Corporate Governance • Government Relations • Corporate Finance • Law
Board/Committee Membership for 2011		2011 Attendance		2011 Attendance (Total)	Value of Total Compensation Received in 2011(8)
Board		9 of 9		100%	$232,000
Corporate Governance		3 of 3
Compensation		5 of 5
Securities Held as at December 31, 2010 and December 31, 2011(4)
Year	Common Shares	DEUs & DSUs	Total Common Shares, DEUs & DSUs	Total Market Value of Common Shares, DEUs and DSUs(5)	Min. Share Ownership Requirement(6)	Meets Requirement
2011	35,100	81,872	116,972	$1,258,619	$585,000	Yes
2010	35,100	66,864	101,964	$1,303,100
Option-Based and Share-Based Awards Held as at December 31, 2011(7)
Option-Based Awards	Weighted Average Exercise Price	Value of Unexercised in-the-money Options		Share-Based Awards	Market Value of Share-Based Awards
-	-	-		81,872	$880,943

6	MANAGEMENT INFORMATION CIRCULAR

THOMAS A. CUMMING

		Age: 74 Calgary, Alberta, Canada Director since: 2000(1) Independent

Thomas Cumming held the position of President and Chief Executive Officer of the Alberta Stock Exchange from 1988 to 1999. His career also includes 25 years with a major Canadian bank both nationally and internationally.

Mr. Cumming is currently Chairman of Alberta’s Electricity Balancing Pool. He is also a past President of the Calgary Chamber of Commerce. Mr. Cumming received his Bachelor of Applied Science in Engineering and Business at the University of Toronto and holds life membership in the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA).

Areas of Expertise: • Senior Executive • Financial Acumen		• Bank Lending • Corporate Governance
Board/Committee Membership for 2011		2011 Attendance		2011 Attendance (Total)	Value of Total Compensation Received in 2011(8)
Board		9 of 9		100%	$164,500
Audit and Risk		4 of 4
Compensation		5 of 5
ROHSE		5 of 5
Securities Held as at December 31, 2010 and December 31, 2011(4)
Year	Common Shares	DEUs & DSUs	Total Common Shares, DEUs & DSUs	Total Market Value of Common Shares, DEUs and DSUs(5)	Min. Share Ownership Requirement(6)	Meets Requirement
2011	8,678	42,319	50,997	$548,728	$330,000	Yes
2010	8,678	33,163	41,841	$534,728
Option-Based and Share-Based Awards Held as at December 31, 2011(7)
Option-Based Awards	Weighted Average Exercise Price	Value of Unexercised in-the-money Options		Share-Based Awards	Market Value of Share-Based Awards
-	-	-		42,319	$455,352

WAYNE K. FOO

		Age: 55 Calgary, Alberta, Canada Director since: 2006(1) Independent

Wayne Foo is a geologist with extensive oil and gas industry experience. He received a Bachelor of Science in Geology from the University of Calgary in 1977 and a Masters of Science in Geology from Queen’s University in 1979.

Mr. Foo has had a varied 27-year career in the energy sector, including: exploration and production management with Chevron Corporation; President, Chief Operating Officer and Vice President of Archer Resources Ltd.; President and Chief Executive Officer of Dominion Energy Canada Ltd. and President and Chief Executive Officer of Petro Andina Resources Inc.

At present, Mr. Foo is President, Chief Executive Officer and a director of Parex Resources Inc., a Toronto Stock Exchange-listed issuer. He is also a member of the Institute of Corporate Directors.

Areas of Expertise: • Oil and Gas • Senior Executive • Financial Acumen • Geology/Geophysics		• Unconventional Resource Development • Leading Cultural Change
Board/Committee Membership for 2011		2011 Attendance		2011 Attendance (Total)	Value of Total Compensation Received in 2011(8)
Board		9 of 9		100%	$155,500
Corporate Governance		3 of 3
ROHSE (Chair)		5 of 5
Securities Held as at December 31, 2010 and December 31, 2011(4)
Year	Common Shares	DEUs & DSUs	Total Common Shares, DEUs & DSUs	Total Market Value of Common Shares, DEUs and DSUs(5)	Min. Share Ownership Requirement(6)	Meets Requirement
2011	6,273	40,662	46,935	$505,021	$330,000	Yes
2010	5,273	31,621	36,894	$471,505
Option-Based and Share-Based Awards Held as at December 31, 2011(7)
Option-Based Awards	Weighted Average Exercise Price	Value of Unexercised in-the-money Options		Share-Based Awards	Market Value of Share-Based Awards
-	-	-		40,662	$437,523

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	7

JAMES D. MCFARLAND

		Age: 65 Calgary, Alberta, Canada Director since: 2010(1) Independent

James D. McFarland has more than 39 years of experience in the oil and gas industry. He presently serves as President, Chief Executive Officer, director and co-founder of Valeura Energy Inc., a Toronto Stock Exchange-listed issuer. Prior to this position, he served as President, Chief Executive Officer, director and co-founder of Verenex Energy Inc. which was sold to the Libyan Investment Authority in December 2009. He has served in senior executive roles as Managing Director of Southern Pacific Petroleum N.L. in Australia, President and Chief Operating Officer of Husky Oil Limited and in a wide range of upstream and corporate functions in an earlier 23-year career with Imperial Oil Limited and other ExxonMobil affiliates in Canada, the United States and western Europe.

Mr. McFarland is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Society of Petroleum Engineers International, the Program Committee of the World Petroleum Council and the Institute of Corporate Directors. Mr. McFarland received a Bachelor of Science in Chemical Engineering from Queen’s University and a Master of Science in Petroleum Engineering from the University of Alberta and completed the Executive Development Program at Cornell University. In 2003, he was awarded the Australian Centenary Medal for outstanding service through business and commerce. At present, Mr. McFarland serves as a director of MEG Energy Corp., a Toronto Stock Exchange-listed issuer.

 Areas of Expertise:

 •  Oil and Gas

 •  Senior Executive

 •  Engineering

 •  Operations

 •  Environment, Health & Safety

 •  Unconventional Resource Development
     (oil sands, heavy oil, shale oil, tight gas)

 •  Mergers and Acquisitions

Board/Committee Membership for 2011		2011 Attendance		2011 Attendance (Total)	Value of Total Compensation Received in 2011(8)
Board		8 of 9		94.4%	$150,500
Audit and Risk		4 of 4
ROHSE		5 of 5
Securities Held as at December 31, 2010 and December 31, 2011(4)
Year	Common Shares	DEUs & DSUs	Total Common Shares, DEUs & DSUs	Total Market Value of Common Shares, DEUs and DSUs(5)	Min. Share Ownership Requirement(6)	Meets Requirement
2011	22,038	17,652	39,690	$427,064	$330,000	Yes
2010	15,791	10,205	25,996	$332,229
Option-Based and Share-Based Awards Held as at December 31, 2011(7)
Option-Based Awards	Weighted Average Exercise Price	Value of Unexercised in-the-money Options		Share-Based Awards	Market Value of Share-Based Awards
-	-	-		17,652	$189,936

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MICHAEL S. PARRETT

		Age: 60 Calgary, Alberta, Canada Director since: 2004 (1) Independent

Michael Parrett received his Bachelor of Arts (Economics) from York University in 1973 and holds a Chartered Accountant designation. He has acted as an independent consultant, having provided advisory services to various companies in Canada and the United States.

Mr. Parrett is an independent businessman and a corporate director. He sits on the board of Stillwater Mining Company, a NYSE-listed company. Until June 2010, Mr. Parrett was Chairman of Gabriel Resources Limited. He is a former member of the board of Fording Inc. and a Trustee for Fording Canadian Coal Trust. He was formerly President of Rio Algom Limited and, prior to that, Chief Financial Officer of Rio Algom and Falconbridge Limited.

Areas of Expertise: • Mining • Financial Acumen • Management		• Corporate Governance • Economics
Board/Committee Membership for 2011		2011 Attendance		2011 Attendance (Total)	Value of Total Compensation Received in 2011(8)
Board		9 of 9		100%	$179,000
Audit and Risk		4 of 4
Compensation		5 of 5
Governance (Chair)		3 of 3
Securities Held as at December 31, 2010 and December 31, 2011(4)
Year	Common Shares	DEUs & DSUs	Total Common Shares, DEUs & DSUs	Total Market Value of Common Shares, DEUs and DSUs(5)	Min. Share Ownership Requirement(6)	Meets Requirement
2011	4,000	46,969	50,969	$548,426	$330,000	Yes
2010	4,000	37,491	41,491	$530,255
Option-Based and Share-Based Awards Held as at December 31, 2011(7)
Option-Based Awards	Weighted Average Exercise Price	Value of Unexercised in-the-money Options		Share-Based Awards	Market Value of Share-Based Awards
-	-	-		46,969	$505,386

A. TERENCE POOLE

		Age: 69 Calgary, Alberta, Canada Director since: 2005 (1) Independent

Terry Poole received a Bachelor of Commerce degree from Dalhousie University and holds a Chartered Accountant designation. Mr. Poole brings extensive senior financial management, accounting, capital and debt market experience to the Corporation.

Mr. Poole retired from Nova Chemicals Corporation in 2006 where he had held various senior management positions including Executive Vice President, Corporate Strategy and Development.

Mr. Poole currently serves on the board of directors of Methanex Corporation.

Areas of Expertise: • Accounting • Financial Acumen • Major Projects		• Management • Corporate Development
Board/Committee Membership for 2011		2011 Attendance		2011 Attendance (Total)	Value of Total Compensation Received in 2011(8)
Board		9 of 9		100%	$170,500
Audit and Risk (Chair)		4 of 4
Governance (Chair)		3 of 3
Securities Held as at December 31, 2010 and December 31, 2011(4)
Year	Common Shares	DEUs & DSUs	Total Common Shares, DEUs & DSUs	Total Market Value of Common Shares, DEUs and DSUs(5)	Min. Share Ownership Requirement(6)	Meets Requirement
2011	55,000	42,319	97,319	$1,047,152	$330,000	Yes
2010	50,000	33,163	83,163	$1,062,823
Option-Based and Share-Based Awards Held as at December 31, 2011(7)
Option-Based Awards	Weighted Average Exercise Price	Value of Unexercised in-the-money Options		Share-Based Awards	Market Value of Share-Based Awards
-	-	-		42,319	$455,352

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	9

D. MICHAEL G. STEWART

		Age: 60 Calgary, Alberta, Canada Director since: 2006 (1) Independent

Michael Stewart is a corporate director and currently serves on the boards of directors and various board committees of TransCanada Corporation, TransCanada PipeLines Limited, Canadian Energy Services & Technology Corp. and C&C Energia Ltd. He has held a variety of senior executive positions in the Canadian energy industry over the past 38 years, the most recent being Executive Vice President, Business Development of Westcoast Energy Inc. (energy infrastructure, services and utilities; 1998 – 2002).

Mr. Stewart graduated from Queen’s University, Kingston Ontario in 1973 with a Bachelor of Science (First Class Honours) in Geological Sciences. He is a member of the Institute of Corporate Directors and the Association of Professional Engineers, Geologists and Geophysicists of Alberta (non-practicing).

Areas of Expertise: • Oil and Gas • Financial Acumen • Major Projects • Management		• Business Development • Compensation • Government Relations
Board/Committee Membership for 2011		2011 Attendance		2011 Attendance (Total)	Value of Total Compensation Received in 2011(8)
Board		9 of 9		100%	$163,500
Compensation (Chair)		5 of 5
ROHSE		5 of 5
Securities Held as at December 31, 2010 and December 31, 2011(4)
Year	Common Shares	DEUs & DSUs	Total Common Shares, DEUs & DSUs	Total Market Value of Common Shares, DEUs and DSUs(5)	Min. Share Ownership Requirement(6)	Meets Requirement
2011	24,819	42,814	67,633	$727,731	$330,000	Yes
2010	23,005	33,624	56,629	$723,719
Option-Based and Share-Based Awards Held as at December 31, 2011(7)
Option-Based Awards	Weighted Average Exercise Price	Value of Unexercised in-the-money Options		Share-Based Awards	Market Value of Share-Based Awards
-	-	-		42,814	$460,679

Notes:

(1)          The periods of service of each Director on the Board and its committees include service as a Director or committee member of Pengrowth Corporation, the administrator of Pengrowth Energy Trust, a predecessor of ours.

(2)          Mr. Evans is not a member of any committee but was requested by the Chair of each committee to attend the meetings of such committees. At each such meeting, the members of the committee, all of whom are independent, also met without Mr. Evans.

(3)          Reflects the compensation received by Mr. Evans in his role as our President and Chief Executive Officer in 2011. Mr. Evans did not receive any fees for serving as a Director in 2011.

(4)          All information relating to securities held, not being known to us, has been provided by the respective nominees to the Board. Information is current as at December 31, 2010 and December 31, 2011, respectively, and includes Common Shares issued on the reinvestment of dividends prior to December 31, 2010 and December 31, 2011, respectively.

(5)          Market Value of Common Shares, DEUs, DSUs, RSUs and PSUs has been calculated by multiplying the number of Common Shares, DEUs, DSUs, RSUs and PSUs held by $12.78 or $10.76, as applicable, which were the closing prices of the Common Shares on the TSX on December 31, 2010 and December 30, 2011, respectively, and assuming the 100% vesting and performance of DEUs, RSUs and PSUs held by Derek Evans. All DEUs and DSUs held by the independent Directors vest immediately upon issuance and are exercisable only when a Director ceases to be a Director for any reason.

(6)          Our minimum share ownership requirements for Directors is share and share equivalent ownership within three years of appointment equal to no less than $330,000 ($585,000 for the Chair), being three times a Director’s base retainer (presently $30,000 ($75,000 for the Chair)) and DSU entitlement (presently $80,000 ($120,000 for the Chair)). The minimum share ownership guideline for Mr. Evans, our President and Chief Executive Officer, is three times his base salary.

(7)          Based on a December 30, 2011 closing price on the TSX of $10.76 a share.

(8)          This amount represents all cash and DSU compensation paid to each Director but does not include any reinvested dividends or reimbursement of expenses.

None of the proposed Directors is, or has been in the last ten years, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued while the proposed director was acting in that capacity; (ii) was subject to such an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in such a capacity.

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Except as disclosed in the following paragraph, none of the proposed Directors is, or has been in the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

James D. McFarland was the Managing Director and a director of Southern Pacific Petroleum NL (“SPP”), which was listed on the Australian Stock Exchange. In December 2003, a secured creditor of SPP appointed a receiver-manager. Mr. McFarland ceased being a director and the Managing Director of SPP in February 2004.

None of the proposed Directors has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold their assets.

The Board and management believe the nominees are well qualified to serve as Directors, and all nominees have confirmed their eligibility and willingness to serve. We know of no reason why a nominee would be unavailable for election. However, if a nominee is not available to serve at the time of the Meeting, the Directors named in the proxy will vote for a substitute if the Board chooses one.

COMPENSATION COMMITTEE REPORT

Our approach to compensation matters including the compensation paid to our senior executive team is summarized here, and is included with the prescribed disclosure contained in the Compensation Discussion & Analysis (“CD&A”).

The senior executive team at Pengrowth is comprised of the following members:

o	Derek W. Evans	President and Chief Executive Officer

o	Christopher G. Webster	Chief Financial Officer

o	Marlon J. McDougall	Chief Operating Officer

o	Robert W. Rosine	Executive Vice President, Business Development

o	James E.A. Causgrove	Senior Vice President, Operations and Engineering

o	Gillian I. Basford	Vice President, Human Resources

o	Douglas C. Bowles	Vice President and Controller

o	Stephen J. De Maio	Vice President, In-Situ Oil Development and Operations

o	D. Dean Evans	Treasurer

o	Andrew D. Grasby	Senior Vice President, General Counsel and Corporate Secretary

Messrs. Evans, Webster, McDougall, Rosine and Causgrove, were the five highest paid employees in 2011 and are the Named Executive Officers (“NEOs”) for purposes of the CD&A.

OVERSIGHT AND GOVERNANCE FOR COMPENSATION MATTERS

The Compensation Committee of our Board (the “Compensation Committee”) assists the Board in overseeing:

•                  the design and administration of key compensation and human resource policies;

•                  the design and administration of short term and long term incentive compensation programs; and

•                  the review of senior executive compensation matters including the compensation of the President and Chief Executive Officer (the “CEO”).

The Compensation Committee reports to our Board and operates under approved terms of reference which are available on our website at www.pengrowth.com.  The Compensation Committee has been delegated the authority to approve certain human resource and compensation matters.  It reviews and recommends the following for approval by the Board:

•                  any significant changes in the design and administration of our incentive compensation programs;

•                  the base salary, short term and long term incentive awards for the senior executive team; and

•                  the executive employment agreement, base salary and the short term and long term incentive awards for the CEO.

The Compensation Committee is comprised of Messrs. D. Michael G. Stewart (Chair), Thomas A. Cumming, Michael S. Parrett and John B. Zaozirny.  Each is an independent member of the Board. All of the Compensation Committee members have served as a senior executive officer and/or director of numerous organizations and have direct experience in establishing and operating executive and corporate compensation programs. Reference should also be made to each member’s biography found under “Information Concerning the Director Nominees” above.

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During 2011, the Compensation Committee focused on: (i) the re-alignment of Pengrowth’s executive compensation program arising from the conversion from a trust to a dividend-paying exploration and development company on January 1, 2011; (ii) the specific compensation arrangements resulting from the strengthening in the executive team during 2011, including the addition of a Chief Operating Officer; and (iii)  continued its oversight of executive compensation disclosure and related governance.

Key activities and initiatives in 2011 and early 2012 included:

•                the continuation of a regular meeting schedule (3 – 5 times per year) and a detailed annual workplan to discharge its responsibilities;

•                the continued engagement of an independent consultant, Hugessen Consulting Inc. (“Hugessen”), to advise the Compensation Committee on certain executive compensation matters including the total direct compensation package for the senior executive team and the CEO as well as emerging competitive and governance issues;

•                  a detailed review of compensation disclosure practices of peer companies and changes to prescribed compensation disclosure by regulatory authorities in Canada and the U.S.;

•                  an assessment of Pengrowth’s long term incentive compensation program;

•                 a review of peer groups appropriate for executive compensation and corporate performance benchmarking purposes;

•                  re-benchmarking the compensation for each member of the senior executive team; and

•                  completion of a formal risk assessment of Pengrowth’s current executive compensation programs.

In addition to the advice of Hugessen, the Compensation Committee relies upon information provided by management, industry compensation surveys subscribed to by Pengrowth and publicly-available executive compensation data.

COMPENSATION PHILOSOPHY AND OBJECTIVES

The objectives of Pengrowth’s compensation program are:

•                to compensate competitively with the market, supporting the attraction and retention of talented leadership to execute the corporation’s strategic plan;

•                  to reward success commensurate with execution of the strategic plan and personal achievements; and

•                  to ensure alignment of short and longer term compensation programs with the interests of Shareholders.

These objectives apply to all Pengrowth team members including the senior executive team.

Compensation for each member of the senior executive team is comprised of:  a base salary, an annual cash-based short term incentive plan (“STIP”), a share-based long term incentive plan (“LTIP”), a package of company-paid employee benefits standard to all employees and perquisites such as parking. Details of these elements are described in the CD&A section titled “Statement of Executive Compensation”.

Pengrowth aims to set compensation for all employees (including senior executives) such that total direct compensation (i.e., base salary + STIP + LTIP) pays at:

•                  the 50th percentile of the comparable total direct compensation of peer companies when Pengrowth and the individual achieve target goals and expectations; and

•                  the top quartile of the comparable total direct compensation of peer companies when both Pengrowth and the individual significantly exceed target goals and expectations.

Pengrowth’s approach to total direct compensation combines both corporate and individual performance elements and directly supports Pengrowth’s longer term success.  Compensation programs are structured to reward short term (annual) performance without compromising or risking longer term growth in Shareholder value. Pengrowth’s long term incentive compensation program of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs) have a three year horizon and includes a combination of value received from time vesting (RSUs) and corporate performance as measured by relative total shareholder return (PSUs).

All of Pengrowth’s employees have some portion of their compensation “at risk”; tied to both individual and corporate performance.  The proportion of total compensation which is tied to corporate performance increases as the level and scope of responsibilities increase.

CORPORATE PERFORMANCE OVERVIEW

Strategically, organizationally and operationally, Pengrowth is still in the process of transitioning from a trust to a successful, dividend-paying exploration and development company. Over the past three years, the executive team has been almost entirely retooled and the company has adopted a strategic plan largely focused on organic growth and optimization of the existing asset base.

12	MANAGEMENT INFORMATION CIRCULAR

Key performance metrics for the past three years:

	2011	2010	2009
PRODUCTION
Annual Average (boe/d)	73,973	74,693	79,518
OPERATING COSTS ($/boe)	14.15	13.09	12.59
YEAR END PROVED PLUS PROBABLE RESERVES (MMboe)	330.5	318.4	295.7
FINDING, DEVELOPMENT & ACQUISITION COST (Proved & Probable including Future Development Costs)
Annual ($/boe)	20.04	18.46	57.16
Three Year Average ($/boe)	19.69	20.11	20.34
YEAR END DEBT (before working capital)/TOTAL CAPITALIZATION (%)	22.4	23.7	29.0

YEAR END STOCK PRICE ($/Share or unit)	10.76	12.78	10.15

DIVIDENDS/DISTRIBUTIONS PAID ($/Share or unit)	0.84	0.84	1.28

TOTAL SHAREHOLDER RETURN
Annual (%)	-9.5	35.9	24.9
Three Year Average (%)	15.4	2.2	-6.8

Operating results have only recently started to show the benefits of the change in corporate strategy and senior executive leadership. Pengrowth exited 2011 with a very strong balance sheet and production at the high end of reported guidance.  Pengrowth also announced in early February 2012 the injection of first steam at the Lindbergh SAGD heavy oil pilot project.  Lindbergh has the potential to add significant reserves and production to Pengrowth’s asset base. Please refer to our Annual Information Form dated February 28, 2012 for risk factors relating to our Lindbergh SAGD project and the cautionary statements relating to forward looking information.

COMPENSATION COMMITTEE ACTIONS, DECISIONS & APPROVALS

The following compensation-related actions, decisions and approvals were taken, or made, by the Compensation Committee and the Board during 2011 and early 2012:

•                 approved the 2011 Corporate Scorecard for 2011 STIP corporate performance measurement;

•                  reviewed and approved the hiring and associated compensation and executive employment arrangements for the positions of Chief Operating Officer and Vice President, Human Resources;

•                  approved some changes to the eligibility and vesting revisions to the LTIP (see below);

•                  revised the peer groups for executive compensation and corporate performance benchmarking purposes (see below);

•                  reviewed the competitive re-benchmarking of the compensation of each member of the senior executive team;

•                 reviewed a report from the independent consultant on the compensation  of the CEO (see below);

•                  approved a corporate  base salary budget increase of 3.3% for 2011 and a base salary budget increase of 4% for 2012;

•                  assessed the relative corporate performance under the 2009 Deferred Entitlement Unit (“DEU”) grant and determined a 50% payout and vesting of 2009 DEUs;

•                  reviewed the results achieved under the 2011 Corporate Scorecard and determined the Corporate Performance Multiplier for 2011 STIP payout (see below);

•                  reviewed the CEO’s assessment of the individual performance of each of the members of the senior executive team and his 2011 STIP and 2012 LTIP award recommendations for each member of the senior executive team (excluding himself);

•                 considered the CEO’s performance against his 2011 Goals & Objectives (see below);

•                  approved the 2012 base salary, 2011 STIP award, 2012 STIP target, 2012 PSU and RSU grant for executive team members, excluding the CEO (for additional details, please refer to “Statement of Executive Compensation - Summary Compensation Table”);

•                  approved the 2012 base salary , 2011 STIP award, 2012 STIP target, 2012 PSU and RSU grant for the CEO (for additional details, please refer to “Statement of Executive Compensation - Summary Compensation Table”);

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	13

•                 approved the aggregate 2011 STIP payout and 2012 LTIP awards:

STIP	VALUE	% OF TOTAL
Total 2011 Payout	$8,675,040	100.0%
Senior Executive Team (including NEOs)	$1,507,380	17.4%
NEOs (including CEO)	$995,000	11.5%
CEO	$377,500	4.4%

LTIP	VALUE	% OF TOTAL
Total 2012 Pool	$17,771,103	100.0%
Senior Executive Team (including NEOs)(1)	$5,532,186	31.1%
NEOs (including CEO)(1)	$4,037,524	22.7%
CEO(1)	$1,260,009	7.1%

 Note:

 (1)  Comprised of 50% RSUs and 50% PSUs.

•                 in conjunction with the Corporate Governance and Nominating Committee, approved DSU grants to the independent Directors as reported in the “Director Compensation Table”;

•                  approved the 2012 Corporate Scorecard for 2012 STIP and LTIP corporate performance measurement; and

•                  approved the CEO’s 2012 goals and objectives.

Where appropriate, the Compensation Committee obtained advice and comments from Hugessen on the compensation recommendations being proposed by management.

LTIP DESIGN CHANGES

During 2011, management undertook an assessment of Pengrowth’s compensation philosophy and program.  The assessment confirmed that the positioning of base salary and STIP was competitive but suggested that some enhancements to the design of the LTIP would improve competitiveness and retention effectiveness.

After considering management’s assessment and the supporting advice of Hugessen, the Compensation Committee and the Board approved the following LTIP design changes:

•                  for Pengrowth’s 2012 LTIP grants:

o                 all junior professional, technical and administrative staff and field employees will receive their LTIP grants as 100% RSUs versus the current split of 50%/50% RSUs and PSUs;

o                 while the performance measure under the PSU plan will remain relative Total Shareholder Return (“TSR”) and the plan will continue to have a three year cliff vesting,  the performance would be measured and earned in four equal tranches:  25% on annual relative TSR in each of the three years (aggregate 75%) and 25% on relative TSR over the three year performance period rather than 100% over the three year period; and

o                 the payout range under the PSU plan has been revised to a floor of 50% and a maximum of 150% from the previous payout range of 0 – 200%.

•                  for Pengrowth’s 2009 DEU grant (which vested at year end 2011), a minimum payout of 50%.

As a result of the competitive re-benchmarking of the compensation of each member of the senior executive team, the Compensation Committee determined with the supporting advice of Hugessen that the targets for LTIP as a % of base salary were below market (i.e., median at target corporate and personal performance) for a number of the senior executive team including the CEO.  The Compensation Committee and the Board approved the following LTIP targets for the NEO`s for 2012:

	LTIP TARGET AWARD (% of base salary)
	2012	2011

Derek W. Evans, President and Chief Executive Officer	250%	200%
Christopher G. Webster, Chief Financial Officer	200%	150%
Marlon J. McDougall, Chief Operating Officer	200%	150%
Robert W. Rosine, Executive Vice President, Business Development	175%	125%
James E.A. Causgrove, Senior Vice President, Operations and Engineering	175%	113%

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REVISED PEER GROUPS

As a result of the a number of corporate  takeovers and mergers in the mid-cap exploration and production sector, the Compensation Committee, with further advice of Hugessen, endorsed management’s recommendation to re-examine the appropriate peer group for 2012 executive compensation and corporate performance benchmarking purposes.

For 2012 executive compensation purposes, the Compensation Committee approved a revised peer group of seven mid-cap exploration and production companies that are the considered to be the closest match for comparing executive compensation within Pengrowth’s competitive environment:

• RC Resources Ltd.	• Crescent Point Energy Corp.	• Penn West Petroleum Ltd.

• Baytex Energy Corp.	• Enerplus Corporation	• Progress Energy Resources Corp.

• Bonavista Energy Corporation

Compensation data from these peers is used to benchmark base salary, and short and long term incentive target values. The Compensation Committee endorsed the rationale for using a smaller rather than a larger group as the group only includes companies that both best represent the competitive market for senior executive talent and that have compensation structures that could readily be benchmarked with Pengrowth.

For 2012 PSU corporate performance assessment purposes, the Compensation Committee approved a revised peer group of 23 exploration and production companies:

• Advantage Oil & Gas Ltd.	• Cenovus Energy Inc.	• Paramount Resources Ltd.

• ARC Resources Ltd.	• Crescent Point Energy Corp.	• Penn West Petroleum Ltd.

• Baytex Energy Corp.	• Crew Energy Inc.	• PetroBakken Energy Ltd.

• Birchcliff Energy Ltd.	• Encana Corporation	• Peyto Exploration & Development Corp.

• Bonavista Energy Corporation	• Enerplus Corporation	• Progress Energy Resources Corp.

• Bonterra Energy Corp.	• Legacy Oil + Gas Inc.	• Tourmaline Oil Corp.

• Canadian Natural Resources Limited	• NAL Energy Corporation	• Trilogy Energy Corp.

• Celtic Exploration Ltd.	• NuVista Energy Ltd.

This group represents a broad cross-section of companies in the TSX/S&P Capped Energy Index but excludes pure oil sands, midstream, pipeline, oilfield services, internationally focused and integrated companies which are not directly comparable to and competitive with Pengrowth for business opportunities, equity capital and people.

2011 CORPORATE SCORECARD ASSESSMENT & 2011 STIP AWARD

Pengrowth’s 2011 corporate scorecard was comprised of a number of measures that are key drivers of Pengrowth’s success. A set of key performance indicators with quantitative and qualitative measures and targets for 2011 was recommended by the CEO, reviewed by the Compensation Committee and Hugessen, and approved by the Board early in 2011.

The measures were heavily weighted toward operational and financial results while taking a balanced approach to ensure optimization of efforts and attention. Each of the measures in the 2011 Corporate Scorecard had a threshold level of performance (typically about 80% of the target level) which must be reached for the measure to contribute to a payout (a performance factor of 0.5); a target level of performance (a performance factor of 1.0) and a stretch level of performance. Performance above threshold is paid out at a graduated level in accordance with the results reached, to a maximum performance factor of 2.0. To achieve a performance factor of 2.0, there must be a significant overachievement of the target.

The Compensation Committee and the Board considers the weighted average quantitative results from the annual scorecard in conjunction with the Corporation’s relative peer group performance and competitive compensation factors in determining the corporate performance factor to apply to the annual STIP payout and LTIP grants.

Each Pengrowth employee’s STIP award (including those for the senior executive team and the CEO) is calculated as follows:

STIP Award	=	Base Salary ($) x STIP Target Award (% of base salary) x Corporate Performance Factor (0 - 2.0) x Corporate Performance Weighting (% specific to employee)
+
Base Salary ($) x STIP Target Award (% of base salary) x Individual Performance Factor (0 - 2.0) x Individual Performance Weighting (% specific to employee)

Results as measured through the scorecard, combined with individual performance, are the determining factors in the amount of annual short term incentive bonus paid to employees.

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An assessment of 2011 performance against the 2011 Corporate Scorecard is shown below:

SCORECARD COMPONENT	WEIGHT	TARGET	2011 RESULTS
Health, Safety and Environment			Slightly under target
A set of health, safety, regulatory and environment targets. Each target reflects an improvement in prior year’s performance and better than industry average performance.	20%	100% of target for each category	While several of the measures exceeded targets significantly, two measures (spill amount and reportable incidents) did not meet the threshold requirement.

People and Culture
Measures of ongoing improvements in work processes.	10%	100% of departments complete at least one process improvement	Significantly over target All measures were achieved significantly above target, and the stretch level target was achieved for the process improvement goal.
Staff efficiency measured as Mboe of annual production/full time head office equivalent position (“FTE”).		64 Mboe/FTE

Employee participation in Pengrowth’s charitable matching program, Pengrowth Cares.		75

Finding and Development Costs			Slightly under target
Cost to replace production.	17.5%	$18.00/boe	Achieved $20.12/boe which was over the threshold but under the target.

Recycle Ratio			Achieved target
A measure of capital investment efficiency relative to reserves added.	17.5%	1.4	Achieved a recycle ratio of 1.41 which met the target.

Production			Slightly under target
Average daily production for the year with an added factor reflecting the exit rate.	17.5%	75,500 boe/d	Average daily production of 73,973 boepd did not reach the target but exit production of 76,691 boepd exceeded target.

Operating and General/Administrative Costs			Slightly under target
A measure of cost efficiency.	17.5%	Operations: $369.9 million G&A: $60.7 million	2011 actual operating expenses of $382 million and general and administration expenses of $75.3 million both achieved the threshold but did not reach the target.

Overall results against the 2011 Corporate Scorecard’s key performance indicators came in at a weighted average of slightly below target. After considering the progress on adding oil reserves and opportunities; overall employee efforts during 2011; anticipated competitive compensation pressures in the sector; and Pengrowth’s relative TSR during 2011, the Committee approved a corporate performance factor of slightly below target for 2011 STIP payout and 2012 LTIP grant purposes.

CEO PERFORMANCE & COMPENSATION

In early 2011, the Board approved the CEO’s 2011 Goals & Objectives.  These detailed goals and objectives were consistent with the strategic plan adopted by the Board and the 2011 Corporate Scorecard and were organized along three broad themes which are summarized below:

•                 Build Inventory

Continue to build drill-ready inventory on Pengrowth’s lands with a focus on oil and liquids rich gas opportunities.

•                  Capacity/People

Build organizational and individual capacity.  Get a Chief Operating Officer on board as soon as possible. Identify and fill specific capacity gap situations with experienced project drivers. Make required changes to structure when the new Chief Operating Officer is in place.

•                  Sense of Urgency/Culture

Get the organization moving at a faster pace. Less study and more action. Urgency on inventory, production, reserves and execution.

•                  Financial/Capital

Ensure that Pengrowth has the balance sheet, the share price/yield, the institutional following and the support of key investment banking and lending institutions.

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In early 2012, the Compensation Committee completed an assessment of the CEO’s performance in 2011.  Having regard for the results achieved under the 2011 Corporate Scorecard; the strategic progress on expanding the oil opportunity base, particularly at Swan Hills and Lindbergh; the organizational enhancements including the hiring of a Chief Operating Officer; the financial strength of the Corporation; and competitive market conditions, the Compensation Committee assessed Mr. Evans’ personal performance and concluded that, in the aggregate, it had exceeded target for 2011.

In February 2012, the Compensation Committee reviewed a report on the CEO’s compensation prepared by the independent consultant at the request of the Committee.  In benchmarking the CEO’s compensation package, Hugessen reviewed the publicly available compensation information of the revised executive compensation peer group companies as well as other market data and executive compensation trend information.  The Hugessen report concluded that while the CEO’s target total cash compensation (i.e., base salary + STIP) is competitive, the CEO’s target total direct compensation (I.e., base salary + STIP + LTIP) is significantly below the peer group median.  To rectify this situation, the Board, upon the recommendation of the Compensation Committee, approved: (i)  an increase in the CEO’s LTIP target award to 250% of base salary from 200% of base salary commensurate with the 2012 LTIP award; and (ii) an increase in the CEO’s STIP target from 75% to 100% of base salary effective January 1, 2012.

SENIOR EXECUTIVE TEAM PERFORMANCE AND COMPENSATION

Each member of the senior executive team had a set of 2011 goals and objectives that were consistent with the strategic plan adopted by the Board, the CEO’s 2011 Goals & Objectives and the 2011 Corporate Scorecard.

In February 2012, the Compensation Committee reviewed assessments of the performance of each member of the senior executive team.

Every employee’s personal performance factor has a direct bearing on their 2011 STIP award and 2012 LTIP award as follows:

2011 STIP Award	=	Base Salary ($) x STIP Target Award (% of base salary) x 2011 Corporate Performance Factor (0 - 2.0) x Corporate Performance Weighting (% specific to employee)
	+	Base Salary ($) x STIP Target Award (% of base salary) x 2011 Individual Performance Factor (0 - 2.0) x Individual Performance Weighting (% specific to employee)

2012 LTIP Award	=	Base Salary ($) x LTIP Target Award (% of base salary) x 2011 Corporate Performance Factor (0 - 2.0) x Corporate Performance Weighting (% specific to employee)
	+	Base Salary ($) x LTIP Target Award (% of base salary) x 2011 Individual Performance Factor (0 - 2.0) x Individual Performance Weighting (% specific to employee)

In February 2012, the Compensation Committee also reviewed a report which benchmarked the compensation of each member of the senior executive team using publicly available compensation information from the revised executive compensation peer group as well as other market data and executive compensation trend information.  As was the case with the CEO, the data and analysis confirmed that, in general, while the target total cash compensation (i.e., base salary + STIP) is competitive, total direct compensation (I.e., base salary + STIP + LTIP) is below, and in some cases significantly below, the market median.  To rectify this situation, the Board, upon the recommendation of the Compensation Committee, approved and implemented an increase in the LTIP target for a number of the senior executive team members.

OUTCOMES AND IMPLICATIONS

In order to better understand the outcomes and implications of the executive compensation decisions made by the Compensation Committee and the Board in 2011, below are the NEOs’ actual and projected total direct compensation data for the 2009 – 2011 period.

The methodology required for CD&A disclosure can reflect values that may be significantly different than the actual values realized by an NEO in any given year.  The Compensation Committee presents the following illustrations of reported compensation and actual values realized for each year from 2009 – 2011.  The following should be read in conjunction with the full details and notes set out in the CD&A under “Compensation Determinations for the Named Executive Officers” and “Summary Compensation Table”. The values shown for Compensation and Equity Value Received do not include any amounts which reflect changes in the value of equity compensation from the time it was granted unless the equity award was exercised.

NEO COMPENSATION - REPORTED COMPENSATION VS. CASH COMPENSATION AND EQUITY VALUE RECEIVED

The following tables depict the compensation and equity value actually received by each of the NEOs and compares it to the amounts disclosed in our CD&A as having been paid to each individual. The purpose of this comparison is to illustrate that our NEOs actually receive and realize only a portion of the disclosed compensation because a significant amount of each NEO’s compensation is “at risk” and subject to future corporate and share price performance.

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DEREK EVANS - PRESIDENT & CHIEF EXECUTIVE OFFICER
REPORTED COMPENSATION INFORMATION
Compensation Component	2009	2010	2011
Base Salary(1)	$230,729	$475,000	$475,000
STIP(2)	$188,570	$392,000	$377,500
LTIP	$887,152	$931,000	$1,045,000
Pengrowth Contributions to Employee Share Ownership Plan	$27,687	$57,000	$57,000
Other Compensation(3)	$36,516	$110,337	$172,593
CD&A Compensation Reported	$1,370,654	$1,965,337	$2,127,093

COMPENSATION AND EQUITY VALUE RECEIVED
Compensation Component	2009	2010	2011
Base Salary	$230,729	$475,000	$475,000
STIP(2)	$188,570	$392,000	$377,500
LTIP	$0	$0	$0
Pengrowth Contributions to Employee Share Ownership Plan	$27,687	$57,000	$57,000
Other Compensation	$0	$0	$0
Actual Total Compensation & Realized LTIP	$446,986	$924,000	$909,500

Actual Total Realized as a % of Reported Compensation	32.61%	47.01%	42.76%

Notes:

(1)          Mr. Evans commenced employment on May 25, 2009.

(2)          Reflects bonuses paid early in the following year as though paid in the year in which they were earned.

(3)          Includes the value of DEUs, RSUs and PSUs in respect of notional distributions and dividends and assuming a 100% payout.

CHRISTOPHER G. WEBSTER - CHIEF FINANCIAL OFFICER
REPORTED COMPENSATION INFORMATION
Compensation Component	2009	2010	2011
Base Salary	$312,000	$318,666	$320,000
STIP(1)	$188,760	$200,000	$195,000
LTIP	$468,000	$580,800	$595,200
Pengrowth Contributions to Employee Share Ownership Plan	$37,440	$38,240	$38,400
Other Compensation(2)	$66,731	$77,696	$92,325
CD&A Compensation Reported	$1,072,931	$1,215,402	$1,240,925

COMPENSATION AND EQUITY VALUE RECEIVED
Compensation Component	2009	2010	2011
Base Salary	$312,000	$318,666	$320,000
STIP(1)	$188,760	$200,000	$195,000
LTIP (including value of DEUs Exercised)(3)	$115,161	$98,056	$115,583
Pengrowth Contributions to Employee Share Ownership Plan	$37,440	$38,240	$38,400
Other Compensation	$0	$0	$0
Actual Total Compensation & Realized LTIP	$653,361	$654,962	$668,983

Actual Total Realized as a % of Reported Compensation	60.89%	53.89%	53.91%

Notes:

(1)          Reflects bonuses paid early in the following year as though paid in the year in which they were earned.

(2)          Includes the value of additional DEUs, RSUs and PSUs in respect of notional distributions and dividends and assuming a 100% payout.

(3)          For 2009, value is calculated based on DEUs originally issued at $23.20 in 2006 and vesting when the stock price was at $6.64  with a performance factor of 150% plus the value of deemed reinvested dividends. For 2010, value is calculated based on DEUs originally issued at $19.98 in 2007 and vesting when the stock price was at $11.34  with a performance factor of 50% plus the value of deemed reinvested dividends. For 2011, the DEUs originally issued in 2008 had a performance multiplier of zero applied to them.  2011 realized LTIP reflects one third of the DEUs granted in 2010 when the share price was at $11.21 and vested in 2011 when the share price was $12.30.

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MARLON J. McDOUGALL - CHIEF OPERATING OFFICER
REPORTED COMPENSATION INFORMATION
Compensation Component	2011
Base Salary(1)	$143,308
STIP(2)	$80,000
LTIP	$540,000
Pengrowth Contributions to Employee Share Ownership Plan	$17,197
Other Compensation(3)	$714,939
CD&A Compensation Reported	$1,495,444

COMPENSATION AND EQUITY VALUE RECEIVED
Compensation Component	2011
Base Salary	$143,308
STIP(2)	$80,000
LTIP	$0
Pengrowth Contributions to Employee Share Ownership Plan	$17,197
Other Compensation	$0
Actual Total Compensation & Realized LTIP	$240,505

Actual Total Realized as a % of Reported Compensation	16.08%

Notes:

(1)          Mr. McDougall commenced employment on August 8, 2011.

(2)          Reflects a bonus paid early in 2012 as though paid in 2011.

(3)          Includes a $700,000 signing bonus paid in the form of 70,922 Common Shares not issued until March 1, 2012 as well as the value of additional DEUs, RSUs and PSUs in respect of notional dividends and assuming a 100% payout.

ROBERT W. ROSINE - EXECUTIVE VICE PRESIDENT, BUSINESS DEVELOPMENT
REPORTED COMPENSATION INFORMATION
Compensation Component	2010	2011
Base Salary(1)	$263,333	$316,000
STIP(2)	$150,100	$195,000
LTIP	$515,000	$450,300
Pengrowth Contributions to Employee Share Ownership Plan	$31,600	$37,920
Other Compensation(3)	$145,684	$101,526
CD&A Compensation Reported	$1,105,717	$1,100,746

COMPENSATION AND EQUITY VALUE RECEIVED
Compensation Component	2010	2011
Base Salary	$263,333	$316,000
STIP(2)	$150,100	$195,000
LTIP	$0	$0
Pengrowth Contributions to Employee Share Ownership Plan	$31,600	$37,920
Other Compensation(4)	$39,228	$46,499
Actual Total Compensation & Realized LTIP	$484,261	$595,419

Actual Total Realized as a % of Reported Compensation	43.80%	54.09%

Notes:

(1)          Mr. Rosine commenced employment on March 1, 2010.

(2)          Reflects bonuses paid early in the following year as though paid in the year in which they were earned.

(3)          Includes a $120,000 signing bonus payable in the form of 10,322 Common Shares, one third of which vested in each of March 2010, March 2011 and March 2012. The fair value at time of grant was $11.62. Also includes the value of additional DEUs, RSUs and PSUs in respect of notional dividends and assuming a 100% payout.

(4)          Represents vesting of signing the bonus described in the preceding note.

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JAMES E.A. CAUSGROVE - SENIOR VICE PRESIDENT, OPERATIONS AND ENGINEERING
REPORTED COMPENSATION INFORMATION
Compensation Component	2009	2010	2011
Base Salary	$280,000	$280,000	$290,000
STIP(1)	$128,800	$175,000	$147,500
LTIP	$379,680	$363,860	$450,000
Pengrowth Contributions to Employee Share Ownership Plan	$33,600	$33,600	$38,216
Other Compensation(2)	$52,053	$56,933	$66,049
CD&A Compensation Reported	$874,133	$909,393	$991,765

COMPENSATION AND EQUITY VALUE RECEIVED
Compensation Component	2009	2010	2011
Base Salary	$280,000	$280,000	$290,000
STIP(1)	$128,800	$175,000	$147,500
LTIP (including value of DEUs exercised)(3)	$41,648	$70,425	$74,608
Pengrowth Contributions to Employee Share Ownership Plan	$33,600	$33,600	$38,016
Other Compensation	$0	$0	$0
Actual Total Compensation & Realized LTIP	$484,048	$559,025	$550,124

Actual Total Realized as a % of Reported Compensation	55.37%	61.47%	55.47%

Notes:

(1)          Reflects bonuses paid early in the following year as though paid in the year in which they were earned.

(2)          Includes the value of additional DEUs, RSUs and PSUs in respect of notional distributions and dividends and assuming a 100% payout.

(3)          For 2009, value is calculated based on DEUs originally issued at $23.20 in 2006 and vesting when the stock price was at $6.64  with a performance factor of 150% plus the value of deemed reinvested dividends. For 2010, value is calculated based on DEUs originally issued at $19.98 in 2007 and vesting when the stock price was at $11.34  with a performance factor of 50% plus the value of deemed reinvested dividends. For 2011, the DEUs originally issued in 2008 had a performance multiplier of zero applied to them.  2011 realized LTIP reflects one third of the DEUs granted in 2010 when the share price was at $11.21 and vested in 2011 when the share price was $12.67.

CONCLUSIONS

The Compensation Committee is of the opinion that Pengrowth’s executive compensation program is appropriately structured and balanced and is in line with key issues of interest to Shareholders and regulators.  In particular, the Compensation Committee believes that the corporation has a program where: (i) pay is tied to performance; (ii) total pay is in line with the executive compensation peer group; (iii) the pay mix for the CEO and the entire senior executive team reflects a significant amount of pay “at risk” and; (iv) the overall company risk profile is uncompromised by compensation structure. To elaborate:

•                  Pay for Performance and Pay Mix

The proportion of each NEO’s compensation driven by corporate and individual performance is appropriate.  The more senior executives have the greatest proportion of pay “at risk” relative to the performance of Pengrowth as a whole, which is appropriate to their respective levels of influence.  For the CEO, base pay comprises just under one quarter of his annual target total direct compensation and 80% of his STIP and LTIP awards are directly driven by corporate performance.  For the Chief Financial Officer (the “CFO”) and the Chief Operating Officer, in 2012, 80% of their performance compensation is directly driven by corporate results.  For Executive Vice Presidents and Senior Vice Presidents, the corporate results component for STIP and LTIP performance compensation is 70%, and for Vice Presidents it is 50% or 60% depending on the position.

The Compensation Committee is of the view that this type of pay mix encourages sustainable performance and enhances alignment with Shareholder interests.

In our opinion, the decisions taken by the Compensation Committee and the Board with respect to the 2009 DEU grant payout; the 2011 STIP payout; and the CEO’s individual performance rating are consistent with the performance achieved.

•                  Total Pay

Each year, the Compensation Committee reviews the compensation package of the CEO and senior executive team against peer companies.  The most recent review was completed in February 2012.  This benchmarking assessment concluded that, while the target total cash compensation (i.e., base salary + STIP) of the CEO and his senior executive team is generally competitive (i.e., within +- 10% of the peer group median), the target total direct compensation (i.e., base salary + STIP + LTIP) for the CEO and certain members of his senior executive team was significantly below the peer group median.  To rectify this situation, the Board, upon the recommendation of the Compensation Committee, approved an increase in the LTIP target level for the CEO and certain members of the senior executive team commensurate with the 2012 LTIP award.

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•                  Risk Assessment

In Q4 2011, the Compensation Committee undertook a formal risk assessment of Pengrowth’s executive compensation program and related governance and administrative processes.

While the CEO and his senior executive team clearly have a large proportion of their compensation “at risk”, the quantum of the incentive compensation and the mix between STIP and LTIP is intended to discourage inappropriate risk taking.  The compensation structure and mix of short and long term rewards reinforces an appropriate level of risk taking behaviour and does not encourage sub-optimization or reward actions that could produce short term success at the cost of long term sustainable Shareholder results.  Importantly, the Board monitors and reviews all significant capital expenditure and corporate performance against the approved strategic plan;  annual budget; annual corporate scorecard; and the CEO’s goals and objectives on a regular basis.

After due consideration of the risk assessment, the Compensation Committee concluded that Pengrowth’s compensation programs as currently designed do not encourage excessive risk taking and the compensation-related governance processes are more than adequate.

The Compensation Committee is of the opinion that the Pengrowth compensation program is balanced and sustainable and appropriately reflects Shareholders’ interests.

Submitted on behalf of the Compensation Committee of the Board of Directors.

D.M.G. Stewart (Chair)

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION & ANALYSIS

This CD&A describes:

(i)	the significant elements of Pengrowth’s executive and director compensation programs;

(ii)	the principles on which we make compensation decisions and determine the amount of each element of executive and director compensation; and

(iii)	the disclosure and the rationale for the material compensation decisions made by the Compensation Committee for the fiscal year ended December 31, 2011.

COMPENSATION PHILOSOPHY AND OBJECTIVES

The objectives of our executive compensation strategy are to align the short and longer term compensation of executive management with the interests of Shareholders, to retain talented leadership and to reward the senior executive team commensurate with our success, the execution of our strategy and their personal achievements.

Compensation for each member of the executive management team is comprised of:

•                  a base salary;

•                  an annual cash bonus awarded within our Short Term Incentive Plan (“STIP”);

•                  share-based awards under our Long Term Incentive Plan (“LTIP”);

•                  company-paid employee benefits standard to all of our employees; and

•                  cash and non-cash perquisites.

Details are set out under the heading “Statement of Executive Compensation – Compensation Elements”.

In general, compensation for all employees includes a significant portion of pay for performance.  Total direct compensation (i.e., base salary + STIP + LTIP) pays at the median of a defined peer group of companies when both Pengrowth and the individual achieve target goals and expectations and reaches the top quartile of the peer group when both Pengrowth and the individual significantly exceed target goals and expectations.

In all cases, actual total direct compensation each year is based on both individual and corporate performance.

NAMED EXECUTIVE OFFICERS (“NEOS”)

The following is a discussion of the compensation arrangements with our CEO, CFO, and the three other most highly compensated executive officers for the year ended December 31, 2011.  For the year ended December 31, 2011 the NEOs in this CD&A are:

Mr. Derek W. Evans, President and Chief Executive Officer

Mr. Christopher G. Webster, Chief Financial Officer

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Mr. Marlon J. McDougall, Chief Operating Officer

Mr. Robert W. Rosine, Executive Vice President, Business Development

Mr. James E.A. Causgrove, Senior Vice President, Operations and Engineering

MANDATE AND COMPOSITION OF THE COMPENSATION COMMITTEE

The Compensation Committee assists the Board in overseeing the design and administration of key compensation and human resource policies and compensation for the executive team including the CEO.  The Committee reports to the Board and is governed by terms of reference adopted by the Board, which are available at www.pengrowth.com. The Compensation Committee is presently comprised of Mr. D. Michael G. Stewart (Chairman), Mr. Thomas A. Cumming, Mr. Michael S. Parrett and Mr. John B. Zaozirny.  Each member of the Compensation Committee is an independent member of the Board and has experience in executive and corporate compensation programs.  None of the members of the Compensation Committee are, or have been, officers or employees of Pengrowth.

COMPENSATION CONSULTANT

The Compensation Committee has engaged an independent compensation consultant, Hugessen, to provide advice on executive and other compensation matters, including:

•                  the composition of the peer group of comparator companies;

•                  the design of STIP and LTIP;

•                the appropriateness and competiveness of management’s compensation-related recommendations including recommendations respecting the base salary and annual STIP and LTIP awards for the executive team;

•                  the total direct compensation package for the CEO; and

•                  competitive and governance issues in executive compensation.

Hugessen was originally engaged in 2009 and has provided specific support and advice to the Compensation Committee in determining compensation for our officers during the most recently completed fiscal year.  This support has included attendance at meetings of the Compensation Committee and the provision of general market observations, benchmark market data and independent compensation analysis.

EXECUTIVE COMPENSATION – RELATED FEES

In discharging its responsibilities, the Compensation Committee takes into consideration information and advice provided by management, industry compensation surveys and publicly available executive compensation data, as well as the information and recommendations provided by Hugessen

For the year ended December 31, 2011, fees paid to Hugessen for compensation advice totalled $151,000, consisting of approximately $109,000 for executive compensation and compliance advice and $42,000 for other non-executive compensation and compliance advisory consultation. For the year ended December 31, 2010, fees paid to Hugessen for compensation advice totalled approximately $117,000, consisting of $93,000 for executive compensation and compliance advice and $24,000 for other non-executive compensation and compliance advisory consultation. The Compensation Committee is kept aware of, but is not required to preapprove, any other work that Hugessen performs on behalf of management.

PEER GROUP

Our target compensation levels are determined in relation to the compensation level of a specific group of Canadian domestic oil and gas producers and with which we compete for executive talent (the “Peer Group”). Compensation data is available through a combination of public disclosure and compensation surveys prepared by independent consulting firms.  For 2011, the Peer Group was comprised of twelve Canadian-based oil and gas exploration and production organizations.  In selecting the Peer Group, the Compensation Committee focused on organizations with comparable production levels and with operations similar in size, scope and location to Pengrowth.

2011 Peer Group:

• ARC Resources Ltd.	• Baytex Energy Corp.	• Bonavista Energy Corporation

• Crescent Point Energy Corp.	• Daylight Energy Ltd.	• Enerplus Corporation

• NAL Energy Corporation	• PennWest Petroleum Ltd.	• PetroBakken Energy Ltd.

• Peyto Exploration & Development Corp.	• Progress Energy Resources Corp.	• Vermilion Energy Inc.

The Compensation Committee approved the 2011 Peer Group in late 2010 after receiving advice from Hugessen. At the time it was approved, the Committee was of the view that the Peer Group represented an appropriate comparator group for Pengrowth in 2011, particularly with respect to market capitalization, oil and gas production and total number of Canadian employees.  At the time the

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Peer Group was approved, we ranked at the 83rd percentile of the Peer Group based on annual sales revenue, the 82nd percentile of the Peer Group based on oil and gas production and the 80th percentile of the Peer Group based on the total number of Canadian employees.

In late 2011, the Compensation Committee approved revised peer groups for executive compensation and 2012 corporate performance benchmarking purposes (see “Compensation Committee Report – Revised Peer Groups”).

COMPENSATION APPROVAL PROCESS

In determining our executives’ annual compensation, the Compensation Committee considers individual performance assessments, market data for similar positions within the Peer Group and with respect to STIP and LTIP, performance against the current year’s Corporate Scorecard and Pengrowth’s performance compared to peer companies.

The Compensation Committee reviews the proposed levels for each executive to ensure consistency and appropriateness of:

•                   current industry circumstances;

•                   corporate and individual performance; and

•                   relative positioning of each executive with external and internal peers.

During in-camera sessions, the advice of the independent compensation consultant is received and considered.

COMPENSATION ELEMENTS

The key elements of our compensation program reflect our pay for performance philosophy and are depicted in the table below:

ELEMENT	TYPE OF COMPENSATION	PERFORMANCE PERIOD	FORM OF PAYMENT
Base Salary	Fixed	1 year	Cash
Employee Share Ownership Plan	Fixed	1 year hold period	Matching Cash Contribution to Share Ownership Plan
Short Term Incentive Plan	Variable	1 year	Cash
Long Term Incentive Plan	Variable	Up to 3 years	Restricted Share Units and Performance Share Units

To implement our compensation and rewards philosophy, a competitive position is established for each role in the Corporation. A range around the median base pay position is established such that developing employees are placed below the median in their range and experienced and highly qualified individuals may be placed above the median position. Target levels for annual STIP and LTIP are set at the market median position.

BASE SALARIES

The base salaries of all employees are reviewed annually. Factors considered when establishing and adjusting base salaries for the NEOs include:

•                   comparable base salaries in the Peer Group;

•                   general market conditions;

•                   the scope of responsibility and accountability within Pengrowth;

•                   internal equity within the executive group; and

•                   the individual’s recent and historical performance and contribution to our success.

Base salary adjustments are generally made on March 1st of each year. Further information on the base salaries of the NEOs is in the “Statement of Executive Compensation – Summary Compensation Table”.

The following table reflects the 2011 base salary decisions of the Board with respect to the 2011 NEOs and comparative statistics for these same individuals for 2009 and 2010.

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	BASE SALARY			% CHANGE IN BASE SALARY
NEO	2009	2010	2011	2009-2010	2010-2011
Derek Evans(1)	$475,000	$475,000	$475,000	0%	0%
Christopher G. Webster	$312,000	$318,666	$320,000	2.1%	0.4%
Marlon J. McDougall(2)	-	-	$360,000	n/a	n/a
Robert W. Rosine(3)	-	$316,000	$316,000	n/a	0%
James E.A. Causgrove	$280,000	$280,000	$290,000	0%	3.6%

Total for NEOs(4)	$1,067,000	$1,389,666	$1,761,000	n/a	n/a

Average(5)	$355,667	$347,417	$352,200	-2.3%	1.4%

Notes:

(1)          Derek Evans’ 2009 base salary reflects an annualized number for his salary as President and CEO. He started work with us on May 25, 2009 and was paid $230,729 for the period from May 25, 2009 to December 31, 2009.

(2)          Marlon McDougall’s 2011 base salary reflects an annualized number. He started work with us on August 8, 2011 and was paid $143,308 for the period from August 8, 2011 to December 31, 2011.

(3)          Robert Rosine’s 2010 base salary reflects an annualized number. He started work with us on March 1, 2010 and was paid $263,333 for the period from March 1, 2010 to December 31, 2010.

(4)          The “Percentage Change in Base Salary” numbers have not been provided for “Total for NEOs” as not all five of the NEOs are included in the 2009 and 2010 totals.

(5)          Calculated based on simple average of NEO’s base salaries for the respective years. Messrs. Evans and Rosine salaries were annualized for purposes of calculating the percentage change in base salary for the years that they joined us, 2009 and 2010, respectively. Mr. McDougall joined us in 2011 and his salary has been annualized for 2011.

SHORT TERM INCENTIVE PLAN

Our STIP aims to align the annual achievements of employees with the interests of Shareholders.  The plan is based upon a series of corporate and individual performance measures and objectives established at the beginning of each performance year.  Each employee has an STIP target (expressed as a % of base salary).  Individual STIP targets vary by organization level, with more senior positions weighted more heavily towards corporate performance, reflecting the nature and impact of their contributions.  Based on competitive data from the Peer Group, the Compensation Committee has set an annual STIP target for each of the NEOs.

At the beginning of each fiscal year, the Board receives the recommendations of the Compensation Committee and approves a Corporate Scorecard reflecting the year’s performance targets.  These performance factors are primarily quantitative in nature and are communicated to our entire workforce.  Each performance factor has a threshold, target and stretch level. If we do not achieve the threshold level of performance for any particular factor, no credit will be granted for that factor.  When the annual results as recommended by the CEO are reviewed by the Compensation Committee at year end, factors including scorecard performance, Shareholder returns, the competitive staffing environment and peer group performance are considered and a corporate performance factor is established. The final approved corporate performance factor determines each employee’s payout on the corporate portion of the STIP award.

In 2011, the Board, on the recommendation of the Compensation Committee, approved the 2011 Corporate Scorecard, focused on operations and internal operating performance and for the most part excluded external factors beyond our control. Greater weight is assigned to quantifiable and measurable operational performance to focus all employees on performance measures and outcomes that are within their influence.

The performance factor for 2011 corporate performance approved by the Board (slightly below target) was used to determine STIP awards for all employees. See the discussion of our performance relative to our 2011 Corporate Scorecard and STIP award determination under “Compensation Committee Report – 2011 Corporate Scorecard Assessment & 2011 STIP Award” above.

LONG TERM INCENTIVE PLAN

The purpose of our LTIP is to align employees’ interests with those of Shareholders. The plan encourages participants to remain associated with us, and provides additional incentive in participants’ efforts on our behalf. Eligible participants under the LTIP include all permanent employees, Directors, officers of, and service providers to, Pengrowth. The LTIP has a rolling and reloading maximum number of Common Shares reserved for issuance equivalent to 4.5% of the number of Common Shares that are issued and outstanding from time to time.

Notwithstanding the above limit, the aggregate number of Common Shares issuable at any time to non-officer Directors under the LTIP may not exceed 0.5% of the issued and outstanding Common Shares. In addition to the above limitations, the rules of the Toronto Stock Exchange (“TSX”) prescribe that the aggregate number of Common Shares issuable at any time to “insiders” under the LTIP when combined with all of our other security-based compensation arrangements may not, in the aggregate, exceed 10% of the issued and outstanding Common Shares. Further, during any one year period, we cannot issue to such insiders under the LTIP when combined with

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all of our other security-based compensation arrangements, in the aggregate, a number of Common Shares exceeding 10% of the issued and outstanding Common Shares.

Our LTIP for employees is comprised of two elements:

•                  Restricted Share Units (“RSUs”), with value that varies with the future price of our Common Shares. Each RSU vests in 1/3 tranches on the first, second and third anniversaries of the date of the grant. The number of Common Shares ultimately issued on exercise of vested RSUs will be equal to the number of RSUs initially awarded to the holder, plus the reinvestment of notional dividends paid during the term.

•                  Performance Share Units (“PSUs”), with value that depends on our performance against pre-established metrics over a three year performance period. Each PSU entitles the holder to a number of Common Shares to be issued in the third year after grant. For grants made prior to 2012, the number of Common Shares issued (0% to 200%) will be subject to our performance relative to a pre-established peer group over the  three year period.  The PSUs are adjusted to reflect the reinvestment of notional dividends. For grants made after 2011, the number of Common Shares issued (50% to 150%) is based on our performance relative to a pre-established peer group with 25% earned each year (but not vested until the end of the three year period). The final 25% is set by the overall three year performance ending on the third year end following the date of grant. The number of Common Shares issued is also adjusted to reflect the reinvestment of notional dividends.

Directors receive a separate type of LTIP award:

•                 Deferred Share Units (“DSUs”), with value that varies with the future price of our Common Shares. DSUs are only issued to Directors and vest immediately but are not exercisable by the Directors until they leave the Board. The number of Common Shares ultimately issued will be equal to the number of DSUs initially awarded to the holder, adjusted to reflect the reinvestment of notional dividends paid during the term.

Upon any Participant (as defined in the LTIP) ceasing to be employed by or a service provider ceasing to be engaged by us for any reason, any unvested RSUs and PSUs will expire. If a Participant ceases to be an officer, employee or service provider to us because of death, total or permanent long-term disability or retirement, any PSUs or RSUs previously credited to such Participant which have not yet vested continue to vest in accordance with their terms. We also have the ability to accelerate vesting of any unvested RSUs and PSUs in the event of the death of a Participant. Rights issued under our LTIP are not assignable other than for estate settlement purposes.

Subject to the approval of the TSX, we have the ability to make certain amendments to the LTIP without seeking Shareholder approval.  These include:

(i)                                     amendments of a “housekeeping” or ministerial nature;

(ii)                                  amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX);

(iii)                               amendments respecting the administration of the LTIP;

(iv)                                amendments to the vesting provisions of the LTIP or of any unit;

(v)                                   amendments to the early termination provisions of the LTIP or any unit, whether or not such unit is held by an insider;

(vi)                                amendments to the termination provisions of the LTIP, or any unit, other than a unit held by an insider in the case of an amendment extending the term of a unit;

(vii)                             the addition of a cashless exercise feature, payable in cash or Common Shares; and

(viii)                         any other amendment, whether fundamental or otherwise, not requiring Shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Without limiting the generality of the foregoing, Shareholder approval will be required, in accordance with the policies of the TSX, in order for us to:

(i)                                    extend the term of a unit held by an insider;

(ii)                                 amend the LTIP to remove or exceed the insider participation limits set out above;

(iii)                              increase the fixed percentage of issued and outstanding securities issuable pursuant to the LTIP; and

(iv)                               modify or amend the amending provisions of the LTIP.

Based on competitive data from the Peer Group, the Compensation Committee has set an annual LTIP target for each of the NEOs applied as a percentage of the current salary of the NEO. The targets and weightings for the NEOs are shown in the NEO Incentives Summary table below.

In early 2012, the Board, with the recommendation of the Compensation Committee and advice from Hugessen, determined that for DEUs granted in 2009 to vest in 2012, a performance multiplier of 50% was warranted.  This was based on Pengrowth’s relative performance against the competitive peer group established at the outset of the 2009 – 2011 performance period and in recognition of the competitive landscape.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	25

As a result of our conversion to a dividend-paying corporation effective January 1, 2011 (the “Conversion”) and the associated implementation of the current LTIP, three legacy long term incentive plan components have either been terminated or are being wound-down.

The following tables summarize our current and legacy or inactive long term incentive plans for employees:

CURRENT LTIP
	Description	Eligibility
Restricted Share Unit (RSU)	Each RSU entitles the holder to a number of Common Shares to be issued after vesting over three years. Each vesting is one third of the grant plus reinvestment of notional dividends.	All Employees
Performance Share Unit (PSU)

Each PSU entitles the holder to a number of Common Shares to be issued in the third year after grant. For grants made prior to 2012, the number of Common Shares issued (0% to 200%) will be subject to our performance relative to a pre-established peer group over the  three year period.  The PSUs are adjusted to reflect the reinvestment of notional dividends. For grants made after 2011, the number of Common Shares issued (50% to 150%) is based on our performance relative to a pre-established peer group with 25% earned each year (but not vested until the end of the three year period). The final 25% is set by the overall three year performance ending on the third year end following the date of grant. The number of Common Shares issued is also adjusted to reflect the reinvestment of notional dividends.

Salaried Employees in Senior and Professional Roles
Deferred Share Unit (DSU)

DSUs are granted only to Directors and vest immediately. Each DSU entitles the holder to a number of Common Shares plus reinvestment of notional dividends to be issued on the individual ceasing to be a Director for any reason.

Directors

LEGACY / INACTIVE LTIP
	Description	Expiry Date
Share Unit Options	Upon Conversion, participants who held former Trust Unit Rights “in the money” were given the option to convert these rights into options at the original grant price.	November 2014
Share Unit Rights (formerly Trust Unit Rights)

Upon conversion, participants who held former Trust Unit Rights “not in the money” were converted to Share Unit Rights where the participant can exercise at the original grant price, or to the extent dividends exceed certain targets, the exercise price is adjusted downwards.

March 2013
Deferred Entitlement Unit (DEU)

Each DEU entitles the holder to a number of Common Shares to be issued in the third year after grant. The number of Common Shares to be issued to non-Director holders is subject to a peer group performance factor ranging from 0% to 200% and reinvestment of notional dividends. The final employee grant under this plan was in December 2010. DEUs held by Directors are not adjusted by any performance factor and cannot be exercised until the Director resigns from the Board.

March 2013 (for DEUs granted to employees. DEUs held by Directors continue)

NEO INCENTIVE SUMMARY

The following table sets out the STIP and LTIP targets in 2011 for each NEO as a percentage of their respective base salary.  Achievement of individual and corporate objectives, according to the specific weightings for each NEO, is the basis for the annual STIP award and LTIP grant.

NEO INCENTIVES SUMMARY
	Targets		Performance Weighting
	STIP	LTIP	Corporate	Individual
Derek W. Evans President and Chief Executive Officer	75%	200%	80%	20%
Christopher G. Webster Chief Financial Officer	50%	150%	70%	30%
Marlon J. McDougall Chief Operating Officer	50%	150%	70%	30%
Robert W. Rosine Executive Vice President, Business Development	50%	125%	60%	40%
James E.A. Causgrove Senior Vice President, Operations and Engineering	40%	113%	50%	50%

BENEFITS AND PERQUISITES

All of our employees, including the NEOs, participate in a market competitive flexible benefits program, which includes several forms of insurance, extended health and dental coverage, short and long-term disability coverage, health and personal spending accounts and emergency travel assistance.

The executive management team is offered a limited number of perquisites to maintain market competitiveness and assist them in carrying out their duties effectively.  Perquisites include a vehicle allowance and parking.  The value of perquisites for each of the NEOs is less than $50,000 or 10% of total annual salary and bonus for the financial year and, as such, is not included in the table provided under the heading “Summary Compensation Table”.

26	MANAGEMENT INFORMATION CIRCULAR

SHARE OWNERSHIP PLAN

We have implemented a share ownership plan to encourage all employees to save for their future, while also affording the opportunity to expand the employee’s ownership stake in Pengrowth.  The ownership plan itself consists of two aspects: the Employee Share Ownership Plan (the “Employee Share Ownership Plan”) and the group Registered Retirement Savings Plan (the “RRSP”).

We match employee contributions to the Employee Share Ownership Plan on a 1.5:1 basis up to a total of 8% of the contributor’s base salary.  Employee Share Ownership Plan contributions are in the form of Common Shares purchased on the secondary market. The individual’s and the Corporation’s contribution portions are subject to restrictions on withdrawal.

The group RRSPs provide employees an opportunity to save for retirement through the share ownership matched plan or through a separate group RRSP.  Employees may contribute 1-18% of their base annual salary to the group RRSP (not to exceed Canada Revenue Agency guidelines).

Pengrowth does not sponsor any defined contribution or defined benefit pension plans.

COMPENSATION POLICY AND PRACTICE RISK

Annually, the Compensation Committee reviews the philosophy, design and compensation practices employed by Pengrowth and also receives advice from independent consultants.  After due consideration of the risk assessment, the Compensation Committee concluded that Pengrowth’s compensation programs as currently designed do not encourage excessive risk taking and the compensation-related governance processes are more than adequate.

COMPENSATION FOR THE NAMED EXECUTIVE OFFICERS

DEREK W. EVANS – PRESIDENT AND CHIEF EXECUTIVE OFFICER

Derek W. Evans joined us as President and Chief Operating Officer in May 2009 and was appointed President and Chief Executive Officer effective September 13, 2009.  Mr. Evans led our evolution from a trust structure to a highly transparent, dividend-paying corporation on January 1, 2011 and repositioned the Corporation with institutional investors.

Under Derek Evans’ leadership in 2011: 145% of produced reserves were replaced organically; the Lindbergh pilot project achieved first steam in early 2012, on time and on budget, and added significant best case contingent resources; the Corporation successfully completed a $300 million (approx.) equity financing in Q4; and the executive team was transformed.

The following table provides a description of the key elements of Mr. Evans’ compensation as CEO. Mr. Evans does not receive any salary or other compensation in his capacity as a Director.

COMPENSATION SUMMARY
Compensation Component	2009(1)	2010	2011
Base Salary	$230,729	$475,000	$475,000
Annual Short Term Incentive	$188,570	$392,000	$377,500
Long Term Incentive Value(2)	$887,152	$931,000	$1,045,000
Total Direct Compensation	$1,306,451	$1,798,000	$1,897,500
Pengrowth Contributions to Employee Share Ownership Plan	$27,687	$57,000	$57,000
All Other Compensation	$36,516	$110,337	$172,593
Total Compensation	$1,370,654	$1,965,337	$2,127,093

Notes:

(1)          Partial year: Mr. Evans commenced employment with Pengrowth in May 2009.

(2)          Based on market price at date of issue and assuming 100% vesting and target performance.

CEO LOOK-BACK TOTAL TAKE

Mr. Evans’ total compensation received to December 31, 2011 since he joined Pengrowth as President and Chief Operating Officer in May 2009 is $2,280,486 (as compared to reported compensation of $5,463,084). Over the same period, our market capitalization increased by approximately $1.2 billion and we paid almost $700 million in dividends. His total compensation realized is equivalent to less than 0.2% of the increase in market capitalization, and less than 0.4% of the amount of dividends paid, between May 2009 and December 31, 2011.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	27

CHRISTOPHER G. WEBSTER – CHIEF FINANCIAL OFFICER

Christopher Webster is our Chief Financial Officer.  In 2011, Mr. Webster again proved himself to be an exemplary performer across the financial functions of Pengrowth.  His skilful management of our financial operations has simplified the organizational structure, significantly reduced debt, preserved our borrowing capacity and positioned us well to smoothly complete the transition to a dividend-paying corporation.

Mr. Webster’s key accomplishments in 2011 included: the successful completion of our corporate conversion; our Q4 equity issue; renewal of our syndicated banking facility; advancing our DRIP participation levels and putting a Premium DRIPTM program in place; the successful adoption of IFRS; as well as ensuring we maintained the required financial flexibility to advance our strategy in 2011 and 2012.

The following table provides a description of the key elements of Mr. Webster’s compensation.

COMPENSATION SUMMARY
Compensation Component	2009	2010	2011
Base Salary	$312,000	$318,666	$320,000
Annual Short Term Incentive	$188,760	$200,000	$195,000
Long Term Incentive Value(1)	$468,000	$580,800	$595,200
Total Direct Compensation	$968,760	$1,099,466	$1,110,200
Pengrowth Contributions to Employee Share Ownership Plan	$37,440	$38,240	$38,400
All Other Compensation	$66,731	$77,696	$92,325
Total Compensation	$1,072,931	$1,215,402	$1,240,925

Note:

(1)          Based on market price at date of issue and assuming 100% vesting and target performance.

MARLON J. MCDOUGALL – CHIEF OPERATING OFFICER

Marlon McDougall joined Pengrowth in August 2011. He brings a wealth of experience in all key oil and gas operating areas. Since arriving, Mr. McDougall has revamped the functional operating structure of Pengrowth into a business unit type structure to improve accountability. His impact has been demonstrated in the last half of 2011 with Pengrowth meeting its operational guidance.

The following table provides a description of the key elements of Mr. McDougall’s compensation.

COMPENSATION SUMMARY
Compensation Component	2011(1)
Base Salary	$143,308
Annual Short Term Incentive	$80,000
Long Term Incentive Value(2)	$540,000
Total Direct Compensation	$763,308
Pengrowth Contributions to Employee Share Ownership Plan	$17,197
All Other Compensation(3)	$714,939
Total Compensation	$1,495,444

Notes:

(1)          Partial year: Mr. McDougall commenced employment with us on August 8, 2011.

(2)          Based on market price at date of issue and assuming 100% vesting and target performance.

(3)          Includes a $700,000 deferred signing bonus paid in the form of 70,922 Common Shares issued to Mr. McDougall on March 1, 2012.

28	MANAGEMENT INFORMATION CIRCULAR

ROBERT W. ROSINE – EXECUTIVE VICE PRESIDENT, BUSINESS DEVELOPMENT

Bob Rosine joined us in March 2010 and has been a major force in helping fill our inventory gap.  He had a solid year of accomplishments, including taking on the Drilling and Completions, Reserves and Planning groups in 2011, until the arrival of our Chief Operating Officer, as well as evaluating 55 opportunities that totalled 150,000 boepd of production. We saw decreased drilling days on our Swan Hills wells, increased confidence in capital and production forecasting models and the identification of additional reserves at year end.

The following table provides a description of the key elements of Mr. Rosine’s compensation.

COMPENSATION SUMMARY
Compensation Component	2010(1)	2011
Base Salary	$263,333	$316,000
Annual Short Term Incentive	$150,100	$195,000
Long Term Incentive Value(2)	$515,000	$450,300
Total Direct Compensation	$928,433	$961,300
Pengrowth Contributions to Employee Share Ownership Plan	$31,600	$37,920
All Other Compensation(3)	$145,684	$101,526
Total Compensation	$1,105,717	$1,100,746

Notes:

(1)          Partial year: Mr. Rosine commenced employment with us in March 2010.

(2)          Based on market price at date of issue and assuming 100% vesting and target performance.

(3)          The 2010 amount includes a $120,000 signing bonus paid in the form of 10,322 Common Shares, one third of which vested in each of March 2010, March 2011 and March 2012. The fair value of each share at time of grant was $11.62.

JAMES E.A. CAUSGROVE – SENIOR VICE PRESIDENT, OPERATIONS AND ENGINEERING

Jim Causgrove is our Senior Vice President, Operations and Engineering.  In 2011, Mr. Causgrove was focused on the operational leadership of Pengrowth and took on several areas of additional responsibility prior to the arrival of the COO. With the realignment of the functional operating business to a business unit type structure, Mr. Causgrove now has responsibility for the Olds, Swan Hills and conventional business units, adding increased business responsibility at the strategy and tactical execution levels.

The following table provides a description of the key elements of Mr. Causgrove’s compensation.

COMPENSATION SUMMARY
Compensation Component	2009	2010	2011
Base Salary	$280,000	$280,000	$290,000
Annual Short Term Incentive	$128,800	$175,000	$147,500
Long Term Incentive Value(1)	$379,680	$363,860	$450,000
Total Direct Compensation	$788,480	$818,860	$887,500
Pengrowth Contributions to Employee Share Ownership Plan	$33,600	$33,600	$38,016
All Other Compensation	$52,053	$56,933	$66,049
Total Compensation	$874,133	$909,393	$991,565

Note:

(1)          Based on market price at date of issue and assuming 100% vesting and target performance.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	29

SUMMARY COMPENSATION TABLE

The following table sets forth all direct and indirect compensation earned by the NEOs for, or in connection with, services provided to Pengrowth and its subsidiaries for the financial year ended December 31, 2011.  The method of valuation of our long term incentives is described in the notes below.

			Common Share-Based	Option/Right-		All Other	Total
Name and Principal Position	Year	Salary	Awards(1)	Based Awards(2)	STIP(3)	Compensation(4)	Compensation
Derek W. Evans(5)	2011	$475,000	$1,045,000	-	$377,500	$172,593	$2,070,093
President and Chief Executive	2010	$475,000	$931,000	-	$392,000	$110,337	$1,908,337
Officer	2009	$230,729	$529,330	$357,822	$188,570	$36,516	$1,342,967
Christopher G. Webster Chief Financial Officer	2011	$320,000	$595,200	-	$195,000	$92,325	$1,202,525
	2010	$318,666	$580,800	-	$200,000	$77,696	$1,177,162
	2009	$312,000	$234,000	$234,000	$188,760	$66,731	$1,035,491
Marlon J. McDougall(6) Chief Operating Officer	2011	$143,308	$540,000	-	$80,000	$714,939	$1,478,247
Robert W. Rosine(7) Executive Vice President, Business	2011	$316,000	$450,300	-	$195,000	$101,526	$1,062,826
	2010	$263,333	$515,000	-	$150,100	$145,684	$1,074,117
James E. A. Causgrove Senior Vice President, Operations and Engineering	2011	$290,000	$450,000	-	$147,500	$66,049	$953,549
	2010	$280,000	$363,860	-	$175,000	$56,933	$875,793
	2009	$280,000	$189,840	$189,840	$128,800	$52,053	$840,533

Notes:

(1)          In 2011, includes the value of PSUs granted assuming a target performance payout of 100%. In 2010 and 2009, includes the value of DEUs (equivalent to PSUs and RSUs) granted, assuming target performance payout of 100%.  The fair values of each RSU, PSU and DEU at the time of grant were $12.64 in 2011, $11.21 in 2010 and $10.00 in 2009.  The actual benefit received from the PSU and performance DEU grants is subject to corporate performance relative to a peer group of companies.  Additional RSUs, PSUs and DEUs will be received upon the reinvestment of notional dividends and future Common Share prices.  Other than awards given in connection with mid-year start dates or promotions, these awards were made in March of 2011, 2010 and 2009, respectively.

(2)          The value of options is based on a Black-Scholes determination of grant date fair value of $2.00 per option in 2009.  The key assumptions and estimates used for the calculation of the 2009 fair value are risk-free interest rate of 1.7%, volatility of 43%, expected distribution yield of 20% per Trust Unit, reductions in the exercise price over the life of the Trust Unit option and a forfeiture rate of 5% for directors and officers.  The Black-Scholes model was used as it is the most widely used method for option valuation.  The approach has been deemed to result in a fair and reasonable value for compensation purposes by the Compensation Committee.  For accounting purposes, the grant date fair value determined for this award in 2009, based on a binomial method, was $1.13 per option.  While Pengrowth and the Compensation Committee have determined that the Black-Scholes model is the most appropriate valuation methodology for compensation purposes, U.S. accounting rules prescribe the use of the binomial valuation methodology in the preparation of financial statements.  For 2009, the fair value of the options was based on a Black-Scholes determination of grant date fair value of $2.00 per option based on an assumed Trust Unit price of $10.00.  The market price of the Trust Units at the time of the grant was $6.11 which would have yielded a Black-Scholes value of $1.22 per option.

(3)          Includes total cash bonus paid in 2012, 2011 and 2010 in respect of 2011, 2010 and 2009, respectively.

(4)          This column includes the value of our contributions under the Employee Share Ownership Plan and/or Group RRSP Plan made on behalf of the Named Executive Officers for the noted financial years. This column includes the value of additional RSUs, PSUs and DEUs in respect of notional dividends on the NEOs’ RSUs, PSUs and DEUs assuming payout at 100% and using year end Common Share prices of $10.76 for 2011, $12.78 for 2010 and $10.15 for 2009. This column also reflects a $700,000 signing bonus for Mr. McDougall in 2011 and a $120,000 signing bonus for Mr. Rosine in 2010. Perquisites and other executive benefits in aggregate do not exceed the lesser of $50,000 or 10% of the total of the annual salary plus bonus for any NEO and therefore are not reported in this table.

(5)          Mr. Evans was appointed our President and Chief Operating Officer on May 25, 2009 and Chief Executive Officer on September 13, 2009.  Mr. Evans received an initial base LTIP grant on May 25, 2009.  The fair value at time of grant was $9.15.

(6)          Mr. McDougall commenced employment with us on August 8, 2011 and received a signing bonus of 70,922 Common Shares issued to him on March 1, 2012. Mr. McDougall has agreed not to sell 42,611 of these shares on or before March 1, 2015.

(7)          Mr. Rosine received 10,322 Common Shares as a signing bonus, one third of which vested in each of March 2010, March 2011 and March 2012. The fair value at time of grant was $11.62.

OWNERSHIP GUIDELINES

We maintain ownership guidelines for all officers to further align executive and shareholder interests. The CEO is expected to own Common Shares representing a minimum of three times his annual base salary, the  COO, CFO and Executive and Senior Vice Presidents are expected to own Common Shares (and equivalents) representing a minimum of two times their annual base salary.  Other Vice Presidents are expected to hold one and a half times their annual base salary in shares. The minimum ownership guidelines are expected to be reached within three years of an officer’s appointment. As of December 31, 2011, each of the NEO’s was in compliance with the Common Share ownership guidelines.

30	MANAGEMENT INFORMATION CIRCULAR

The following table illustrates the ownership holdings of the NEOs:

	Direct and Indirect Ownership at	Value at	Minimum Common Share	Complies with
	December 31, 2011(1)	December 31, 2011(2)	Ownership Guideline	Guidelines
Derek W. Evans	310,614	$3,342,207	$1,425,000	yes
Christopher G. Webster	263,175	$2,831,763	$640,000	yes
Marlon J. McDougall	99,200	$1,067,392	$720,000	yes
Robert W. Rosine	56,680	$609,877	$632,000	yes (3)
James E.A. Causgrove	129,699	$1,395,561	$580,000	yes

Notes:

(1)          RSUs and non-performance based DEUs are included in this number but not PSUs. Also included in Mr. McDougall’s case are 70,922 Common Shares which were issued to him on March 1, 2012 as a deferred signing bonus and in Mr. Rosine’s case, also included are 3,440 Common Shares issued to him on March 1, 2012 as a final installment of a deferred signing bonus.

(2)          Value calculated using a closing price of the Common Shares of $10.76 on December 30, 2011.

(3)          Mr. Rosine has until March 1, 2013 to meet his ownership requirements. This requirement was met as of March 16, 2012.

Our minimum ownership requirements provide that independent Directors are required to hold Common Shares and equivalents with a value equal to three times their annual base cash retainer and DSU grant.  Directors are encouraged to satisfy the minimum ownership requirements within three years of their election or appointment.  Each of the independent Directors is in compliance with our ownership requirements.

DERIVATIVE SECURITIES

Our Directors and officers are prohibited from trading in any derivative securities that are designed to offset any decrease in the market value of our securities specifically.

EXECUTIVE COMPENSATION BREAKDOWN: FIXED VS. PERFORMANCE BASED “AT RISK” COMPENSATION

The 2011 pay mix chart below reflects our pay for performance approach that emphasizes variable (or “at risk”) compensation in the form of short term incentive and long term incentive compensation, as opposed to fixed compensation. This chart reflects that between 67 and 89 percent of each NEO’s 2011 compensation was performance based “at risk” compensation. The Compensation Committee and the Board believe that the mix of short term and long term incentive awards, combined with corporate performance goals weighted to production and operations and balanced with goals in health and safety, environmental and regulatory performance, result in an appropriate mix of pay for performance and discouragement of inappropriate risk taking behavior.

Notes:

(1)          “Fixed” means annual base salaries plus Pengrowth contributions to ESOP.

(2)          “LTIP” means the fair value of RSUs and PSUs granted under our LTIP as well as the deemed reinvested dividends described under “Other Compensation” reflected in the “Summary Compensation Table”. In Mr. McDougall’s case, this includes his signing bonus which was paid in Common Shares.

(3)         “STIP” means annual cash bonuses as reflected in the “Summary Compensation Table”.

OUTSTANDING COMMON SHARE-BASED AWARDS AND RIGHTS-BASED AWARDS

The following table sets forth for each NEO all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	31

	Option/Right-Based Awards(1)				Common Share-Based Awards
						Market or Payout
	Number of Securities					Value of Common	Market or Payout Value of
	Underlying			Value of Unexercised	Number of Common	Share-based Awards	Vested Common Share-based
	Unexercised	Option/Right Exercise	Option/Right	in-the-money	Shares that have not	that have not	Awards, Not Paid Out or
	Options/Rights (#)	Price(2)	Expiration Date	Options/Rights(3)	Vested(4)	Vested(5)	Distributed(5)
Derek W. Evans	140,001	$9.15	25-May-14	$225,402	235,417	$1,181,267	$170,568
	49,092	$10.36	11-Nov-14	$19,637
Christopher G. Webster	66,243	$19.98/$17.83	28-Feb-12	-	128,630	$639,171	-
	75,012	$18.35/$17.34	4-Mar-13	-
	117,000	$6.11	4-Mar-14	$544,050
Marlon J. McDougall	-	-	-	-	122,872	$1,042,613	-
Robert W. Rosine	-	-	-	-	74,908	$387,774	$72,372
James E.A. Causgrove	47,574	$19.98/$17.83	28-Feb-12	-	92,532	$464,715	-
	60,855	$18.35/$17.34	4-Mar-13	-
	94,920	$6.11	4-Mar-14	$441,378

Notes:

(1)   Reflects options and rights that are outstanding under our legacy plans described under “Statement of Executive Compensation - Compensation Elements – Long Term Incentive Plan”.

(2)   Prices noted are the grant date exercise price and reduced exercise price at December 30, 2011.  The Common Share Option Plan has two components: options that have no provision for a downward adjustment and rights which provides for a downward adjustment of the exercise price of the Common Shares, provided distributions paid to Shareholders exceed certain thresholds.  For the downward adjustment rights, the holder may elect to pay the grant date exercise price or the reduced exercise price.

(3)   Value based on a $10.76 per Common Share market price at the close of business on December 30, 2011.

(4)   Total number of Common Shares, which includes additional DEUs, RSUs and PSUs received upon the reinvestment of notional distributions and dividends.

(5)   Value based on a $10.76 per Common Share market price at the close of business on December 30, 2011 and assuming a minimum payout on PSUs and performance-based DEUs.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth details of the value vested or earned by the NEOs during the most recently completed financial year for each incentive plan award.

			Non-Equity Incentive
	Option/Right Awards	Common Share-	Plan Compensation-
	Value Vested During	Based Awards Value	Value Earned During
	Year (1)	Vested During Year(2)	Year(3)
Derek W. Evans	$171,226	$170,568	$377,500
Christopher G. Webster	$260,520	$119,083	$195,000
Marlon J. McDougall	-	-	$80,000
Robert W. Rosine	-	$118,871	$195,000
James E.A. Causgrove	$211,355	$74,608	$147,500

Notes:

(1)          The value of rights that vested during the year is calculated as if they were exercised at the closing market price on the vesting date or the closing market price on the next trading day if the vesting occurs on a non-trading day.

(2)          The value of DEUs, RSUs and PSUs vested during the year includes the value of additional DEUs, RSUs and PSUs received upon the reinvestment of notional dividends earned. The Board approved a performance multiplier of 0% for the 2008 DEU Plan based on our relative performance against the competitive Peer Group established at the outset of the three year vesting period ending in 2011.

(3)          Represents total bonus paid in respect of the 2011 year (as indicated under the heading “Summary Compensation Table”).

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

Each of the NEOs has entered into an employment agreement that sets out the principal terms of the employment relationship with Pengrowth, including the individual’s position description and financial terms.  These agreements detail the severance payments that will be paid on a termination of employment or a change of control of Pengrowth.

32	MANAGEMENT INFORMATION CIRCULAR

	TERMINATION WITHOUT CAUSE	CHANGE OF CONTROL PROVISIONS
Derek W. Evans	Two years Total Cash Compensation (salary + 3 year average of annual performance bonus), + pro-rated portion of annual performance bonus. Rights, DEUs or awards will be forfeited. Total: $1,662,500

Two years Total Cash Compensation (salary + 3 year average of annual performance bonus).

On resignation within 30 days of an act of constructive dismissal, or within 90 days of an act of constructive dismissal that occurs within 90 days of a change of control all outstanding rights, DEUs, PSUs and RSUs will fully vest.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Total: $4,387,928

Christopher G. Webster	Two and one quarter years Total Cash Compensation (salary + bonus) + pro-rated portion of annual performance bonus. Rights, DEUs or awards will be forfeited. Total: $1,170,000

Two and one quarter years Total Cash Compensation + pro-rated portion of annual performance bonus.

On resignation within 90 days of a Change of Control, all outstanding rights, DEUs, PSUs and RSUs will fully vest.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Total: $3,098,111

Marlon J. McDougall

One and three quarter years Total Cash Compensation (salary + target bonus).

25,281 RSUs and 25,281 PSUs granted on commencement of employment shall immediately vest. All other LTIP compensation will be forfeited.

Total: $2,203,986

One and three quarter years Total Cash Compensation (salary + target bonus).

On resignation within 90 days of a Change of Control, all outstanding PSUs and RSUs will fully vest.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Total: $2,203,986

Robert W. Rosine	One and three quarter years Total Cash Compensation (salary + bonus) + pro-rated portion of annual performance bonus. Rights, DEUs or awards will be forfeited. Total: $815,675

One and three quarter years Total Cash Compensation + pro-rated portion of annual performance bonus.

On resignation within 90 days of a Change of Control, all outstanding PSUs and RSUs will fully vest.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Total: $1,622,151

James E.A. Causgrove	One and three quarter years Total Cash Compensation (salary + bonus) + pro-rated portion of annual performance bonus. Rights, DEUs or awards will be forfeited. Total: $813,750

One and three quarter years Total Cash Compensation + pro-rated portion of annual performance bonus.

On resignation within 90 days of a Change of Control, all outstanding rights, DEUs, PSUs and RSUs will fully vest.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Total: $2,250,770

DIRECTOR COMPENSATION

Our Board, through its Corporate Governance and Nominating Committee (the “Corporate Governance and Nominating Committee”) and the Compensation Committee, is responsible for the development and implementation of our strategy with respect to the compensation of the non-executive Directors.  The main objectives of our compensation strategy for non-executive Directors are: to attract and retain the services of the most qualified individuals; to compensate the non-executive Directors in a manner that is commensurate with the risks and responsibilities assumed in Board and committee membership and which is competitive with other comparable public issuers; and to align the interests of the non-executive Directors with Shareholders.  To meet and maintain these objectives, the Board, together with the Corporate Governance and Nominating and Compensation committees, with the assistance of independent external advisors, periodically performs a comprehensive review of the compensation paid to the non-executive Directors, making any changes it deems necessary. The last such review was undertaken in July 2011 and it was decided that the level of compensation of our independent Directors was appropriate and that no changes were warranted.

Annual retainers for membership on the Board and any of the standing committees are paid to Directors quarterly and are pro-rated for partial service.  The Chair of the Board and Chair of each Board committee receives an additional annual retainer.  These annual

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	33

retainers assist the Board in maintaining a competitive position and are determined in relation to a comparator group of public issuers. The same fees are paid for attending meetings in person or by conference call.  A travel allowance of $1,500 is paid whenever a director travels outside of his or her home province, or travels more than a total of three hours round trip to attend a Directors’ meeting. Our non-executive Directors are also compensated through the granting of DSUs within the LTIP.  DSUs granted to Directors do not have vesting or performance requirements and are released only upon the individual ceasing to be a Director of the Corporation.  The following is a schedule of annual cash retainers and meeting fees paid to non-executive Directors for 2011:

	ANNUAL RETAINERS				ANNUAL RETAINERS FOR COMMITTEES						MEETING FEES		TOTAL CASH COMPENSATION

		Other	Audit		Compensation		Corp. Governance		Reserves		Attendance	Travel	2011	2010	2009

	Chairman	Directors	Chair	Member	Chair	Member	Chair	Member	Chair	Member	Fee	Allowance
PENGROWTH	$75,000	$30,000	$20,000	$10,000	$15,000	$5,000	$10,000	$5,000	$10,000	$5,000	$1,500	$1,500
Derek W. Evans	Mr. Evans does not receive any compensation for service as a Director
John B. Zaozirny	$75,000					$5,000		$5,000			$27,000		$112,000	$124,626	$142,500
Thomas A. Cumming		$30,000		$10,000		$5,000				$5,000	$34,500		$84,500	$99,253	$118,500
Wayne K. Foo		$30,000						$5,000	$10,000	$5,000	$25,500		$75,500	$83,000	$91,500
James D. McFarland		$30,000		$10,000						$5,000	$25,500		$70,500	$75,416	-
Michael S. Parrett		$30,000		$10,000		$5,000	$10,000	$5,000			$30,000	$9,000	$99,000	$121,500	$122,500
A. Terence Poole		$30,000	$20,000	$10,000				$5,000			$25,500		$90,500	$89,247	$93,000
D. Michael G. Stewart		$30,000			$15,000	$5,000				$5,000	$28,500		$83,500	$83,365	$91,000

All non-executive Directors are reimbursed for reasonable out-of-pocket expenses they incur in the execution of their roles as Director.

In 2011, there were nine meetings of the Board, four meetings of the Audit and Risk Committee, three meetings of the Corporate Governance and Nominating Committee, five meetings of the Compensation Committee and [five] meetings of the Reserves, Operations, Health, Safety and Environment Committee.  For details of the Directors’ attendance at each of the meetings of the Board and its committees, please see Appendix 1 to this Circular.

DIRECTOR COMPENSATION TABLE

The following table sets forth all amounts of compensation provided to the Directors for the Corporation’s most recently completed financial year.

	Cash Fees	Common Share-		TOTALS
	Earned	Based Awards(1)	2011	2010	2009
Derek W. Evans	Mr. Evans does not receive any compensation for service as a Director
John B. Zaozirny	$112,000	$120,000	$232,000	$284,626	$302,500
Thomas A. Cumming	$84,500	$80,000	$164,500	$179,253	$198,500
Wayne K. Foo	$75,500	$80,000	$155,500	$163,000	$171,500
James D. McFarland	$70,500	$80,000	$150,500	$155,416	-
Michael S. Parrett	$99,000	$80,000	$179,000	$201,500	$202,500
A. Terence Poole	$90,500	$80,000	$170,500	$169,247	$173,000
D. Michael G. Stewart	$83,500	$80,000	$163,500	$163,365	$171,000

Note:

(1)   The amount of the equity incentive awards to Directors was based, in part, on advice from Hugessen, an independent compensation advisor.  The value of DSUs granted is based on a valuation price (equal to market price) at the time of grant of $12.64 per DSU.  The actual benefit received from the DSU grant is subject to additional DSUs received upon the reinvestment of notional dividends and future market prices.

In 2011, an aggregate of 47,468 DSUs were granted to the non-executive Directors, representing approximately 0.01% of the outstanding Common Shares on December 30, 2011.

INCENTIVE PLAN AWARDS FOR DIRECTORS

The significant terms of awards to Directors, including non-equity incentive plan awards issued or vested during 2011, or outstanding at year end are described under “Statement of Executive Compensation – Long Term Incentive Plan”.

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OUTSTANDING COMMON SHARE-BASED AWARDS AND RIGHTS-BASED AWARDS

The following table sets forth for each Director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

		Option/Right-Based Awards			Common Share-Based Awards

							Market or Payout
	Number of					Market or Payout	Value of Vested
	Securities				Number of	Value of Common	Common Share-
	Underlying			Value of Unexercised	Common Shares	Share-based	based Awards, Not
	Unexercised	Option/Right	Option/Right	in-the-money	that have not	Awards that have	Paid Out or
	Options/Rights (#)	Exercise Price	Expiration Date	Options/Rights	Vested	not Vested	Distributed(1)
Derek W. Evans(1)		Mr. Evans does not receive any compensation for service as a Director
John B. Zaozriny	-	-	-	-	-	-	$880,946

Thomas A. Cumming	-	-	-	-	-	-	$455,355

Wayne K. Foo	-	-	-	-	-	-	$437,530

James D. McFarland	-	-	-	-	-	-	$189,935

Michael S. Parrett	-	-	-	-	-	-	$505,383

A. Terence Poole	-	-	-	-	-	-	$455,355

D. Michael G. Stewart	-	-	-	-	-	-	$460,681

Notes:

(1)          Derek W. Evans receives his compensation as CEO and does not receive additional compensation for service as a Director. Mr. Evans’ outstanding option and Common Share-based holdings are summarized under “Compensation for the Named Executive Officers: Outstanding Common Share-Based Awards and Rights-Based Awards” above.

(2)          Value based on a $10.76 per Common Share market price at the close of business on December 30, 2011.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth details of the value vested or earned by each Director during the most recently completed financial year for each incentive plan award.

			Non-Equity Incentive Plan
	Option/Right Awards Value	Common Share-Based Awards	Compensation-Value Earned
	Vested During Year	Value Vested During Year(1)	During Year
Derek W. Evans(2)	Mr. Evans does not receive any compensation for service as a Director

John B. Zaozirny	-	$126,809	-

Thomas A. Cumming	-	$84,535	-

Wayne K. Foo	-	$84,535	-

James D. McFarland	-	$84,535	-

Michael S. Parrett	-	$84,535	-

A. Terence Poole	-	$84,535	-

D. Michael G. Stewart	-	$84,535	-

Notes:

(1)          The value in this column is the sum of the value of DSUs granted in 2011 ($80,000 per Director and $120,000 for the Chair) and the value of all additional notional DSUs in respect of dividends paid during the year as though such dividends  were reinvested.  The values were calculated by multiplying the number of DSUs by the market price at the time of grant / distribution.

(2)          Derek W. Evans receives his compensation as CEO and does not receive additional compensation for service as a Director. Mr. Evans’ incentive plan awards vested and earned during the year are summarized under “Compensation for the Named Executive Officers: Incentive Plan Awards – Value Vested or Earned During the Year” above.

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PENGROWTH PERFORMANCE

The performance graph and table that follow compare our five-year cumulative Shareholder return (assuming the reinvestment of distributions and dividends) for $100 invested in Trust Units on December 31, 2006 with the cumulative total returns of the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index for the five most recently completed financial years.

As of December 31st	2006	2007	2008	2009	2010	2011
Pengrowth Trust Units/Shares	$100.00	$103.01	$64.74	$80.87	$109.90	$99.46
S&P/TSX Composite Index	$100.00	$107.16	$69.63	$91.00	$104.14	$92.61
S&P/TSX Capped Energy Index	$100.00	$107.89	$66.70	$91.61	$99.56	$82.80

Our cumulative Shareholder return performance reflects both operational and financial performance within our control as well as volatile commodity prices and economic and market conditions beyond our control, especially near the end of 2008 and the first half of 2009 with the impact of the decline in the global economy and more recently with the collapse of North American natural gas prices.  Over the five-year period ending December 30, 2011, the compound annual growth rate of our total Shareholder return was -0.11%. It is also important to note that despite strong Unitholder returns in 2009 and 2010, the Board only approved STIP payouts at the “Target” level of performance.

COST OF MANAGEMENT

The cost of management for all reported NEOs (the “Cost of Management”) in 2011 compared to 2006, has decreased by 48.9% compared to a decrease in return on the Pengrowth Trust Units/Shares (including distributions and dividends) of 0.5% for the same time period. A significant portion of the management cost reductions are attributable to the expiration of the Management Agreement with Pengrowth Management Limited in 2009.

As of December 31st	2006	2007	2008	2009(1)	2010(2)	2011(3)
Cost of Management(4)	$13,247,936	$12,280,135	$12,095,258	$12,781,898	$6,440,691	$6,767,720

Pengrowth Trust Units/Shares	$100.00	$103.01	$64.74	$80.87	$109.90	$99.46

Notes:

(1)          Includes adjusted annualized compensation for Mr. Evans who joined Pengrowth mid-year.

(2)          Includes adjusted annualized compensation for Mr. Rosine and De Maio who joined Pengrowth mid-year.

(3)          Includes adjusted annualized compensation for Mr. McDougall who joined Pengrowth mid-year.

(4)          Includes all reported NEOs’ compensation for each corresponding reporting year as well as fees paid to Pengrowth Management Limited in accordance to the Management Agreement. It also includes fees paid to our former General Counsel for professional services provided to Pengrowth.

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COST OF MANAGEMENT RATIOS

We evaluate cost of management on a long term basis relative to that of our industry peers and believe our total costs are aligned with our goal of providing longer term Shareholder value.

Parameter and Ratios	2009	2010	2011
Total compensation for all five NEOs(1)	$12,781,898	$6,440,691	$6,767,720
as a % of year end total market capitalization	0.4	0.2	0.2
as a % of cash flow	2.2	1.0	1.1
Total Shareholder Return(2)	24.9%	35.90%	-9.50%

Notes:

(1)          These figures are different from those in the summary compensation table because there were different executives in the NEO groups in 2009 and 2010.

(2)         Assumes reinvestment of dividends.

COMMON SHARES ISSUABLE FROM TREASURY

In 2010, a plan was approved by unitholders of Pengrowth Energy Trust that allows up to a rolling 4.5% of issued Common Shares to be issued for purposes of delivering long term incentives.  The number of Common Shares available for issue is re-loaded as outstanding entitlements are exercised.

The following table sets forth information about compensation plans under which equity securities are authorized for issuance as at December 31, 2011, aggregated with all compensation plans previously approved by Shareholders and all compensation plans not previously approved by Shareholders.

					Number of securities remaining
					available for future issuance under
		Number of securities to be	Percentage of Issued and	Weighted average exercise price of	equity compensation plans
		issued upon exercise of	Outstanding Common Shares	outstanding options and rights	(excluding securities reflected in
		outstanding options and rights	as at December 31, 2011		column (a))

Plan Category		(a)		(b)	(c)
Equity compensation plans approved by Shareholders	Rights(1)	2,217,274	0.6%	$12.91	10,594,296
	LTIP(2)	3,330,205	0.9%	N/A
Equity compensation plans not approved by Shareholders		70,922(3)	0.0%	N/A	N/A
Total		5,618,401	1.5%	N/A	10,594,296

Notes:

(1)          Represents rights outstanding under one of our former long term incentive plans. See “Statement of Executive Compensation – Long Term Incentive Plan – Legacy/Inactive LTIP”.

(2)          Securities acquired through the reinvestment of notional dividends are included.

(3)          Represents Common Shares issued to Mr. McDougall on March 1, 2012, as a deferred signing bonus.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

We maintain insurance for the benefit of our Directors and officers and the directors and officers of our subsidiaries, as a group, in respect of the performance by them of the duties of their offices. A maximum amount of US$100 Million of insurance coverage is available for each claim for which we grant indemnification. Each claim is subject to a deductible of either US$250,000 or US$1,000,000 depending on the type of claim. We bear the entire cost of the premiums payable for this coverage.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE REPORT

MANDATE OF THE BOARD OF DIRECTORS

The Board meets a minimum of four times each year, once in each fiscal quarter. In addition, the Board meets at other times when matters requiring its approval are raised and the timing is such that it is not prudent or possible to await a regularly scheduled quarterly meeting. During 2011, an aggregate of nine regularly constituted meetings of the Board were held.

BOARD INDEPENDENCE

The Listed Company Manual of the New York Stock Exchange (the “NYSE”) states that listed companies must have a majority of independent directors. For the purposes of the NYSE rules and regulations, an independent director is defined as one who has been determined by the Board to have no material relationship with Pengrowth. In addition, a Director is not independent if: (i) the Director is, or has been within the

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past three years, an employee of the Corporation or an immediate family member is, or has been within the past three years, an executive officer of the Corporation; (ii) the Director or an immediate family member has received during any twelve month period within the last three years, more than U.S.$120,000 in direct compensation from Pengrowth (other than director and committee fees and pension or other forms of deferred compensation for prior service, provided such compensation is not contingent in any way on continued service); (iii) the Director is a current partner or employee of a firm that is the Corporation’s internal or external auditor, the Director has an immediate family member who is a current partner of such a firm, the Director has an immediate family member who is a current employee of such a firm and personally works on the Corporation’s audit, or the Director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the Corporation’s audit within that time; (iv) the Director or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the Corporation’s present officers at the same time serves or served on that company’s compensation committee; and (v) the Director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, Pengrowth for a property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S. $1,000,000, or 2% of such other company’s consolidated gross revenues.

National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators (“NI 58-101”) recommends that the board of directors of every issuer be constituted with a majority of individuals who qualify as “independent”. An independent director is a director that has no material relationship, direct or indirect, with the issuer, which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

Seven of the eight Directors recommended for election to the Board qualify as independent directors under the NYSE requirements and NI 58-101. Mr. Derek W. Evans, our President and Chief Executive Officer, is not independent and is a related Director.

BOARD APPROVALS AND STRUCTURE

Our Board assumes overall responsibility for our strategic direction, including the annual consideration of a strategic plan and budget, the acquisition and disposition of material oil and natural gas properties and other investments.

Our Board represents a cross-section of experience in matters relevant to Pengrowth, most particularly in oil and gas. The Board oversees all matters which may have a material impact upon our business and management’s design and implementation of risk mitigation programs as appropriate. Reliance is placed upon independent engineering, legal and accounting consultants where appropriate.

BOARD COMMITTEES

Our Board has the following four standing committees: Audit and Risk Committee, Compensation Committee, Corporate Governance and Nominating Committee and Reserves, Operations, Health, Safety and Environment Committee. The terms of reference for each of the committees can be found on our website at www.pengrowth.com.

The Audit and Risk Committee is currently comprised of four “independent” Directors, as that term is defined in National Instrument 52-110 Audit Committees. Our Board has also constituted a Corporate Governance and Nominating Committee comprised of four “independent” directors, a Compensation Committee comprised of four “independent” directors and a Reserves, Operations, Health, Safety and Environment Committee comprised of four “independent” directors, all as that term is defined in NI 58-101. A fulsome discussion of the Compensation Committee and its responsibilities can be found under “Compensation Committee Report”.

The Reserves, Operations and Environmental Health and Safety Committee has been established to assist our Board in fulfilling its oversight responsibilities in general and, in particular, with respect to: (i) the oil and gas reserves evaluation process and the public disclosure of reserves data and related information as required by NI 51-101 Standards of Disclosure for Oil and Gas Activities and Statement of Financial Accounting Standards No. 69 — Disclosures About Oil and Gas Producing Activities; (ii) our operations, including any matters relating to our operating activities and our operating expenses and capital expenditures budget; and (iii) the environment, health and safety issues affecting us, including the evaluation of our programs, controls and reporting systems and our compliance with applicable laws, rules and regulations.

SUCCESSION PLANNING

As part of its mandate and annual workplan, the Corporate Governance and Nominating Committee reviews the succession plan for each senior officer, including the President and Chief Executive Officer. The Corporate Governance and Nominating Committee is responsible for ensuring that there is an orderly succession plan for the position of the CEO and other members of senior management and for ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the CEO or other key member of senior management. To meet this obligation, the President and Chief Executive Officer meets with the Corporate Governance and Nominating Committee and reviews each position, the status of the incumbent, a review of our talent pool and the succession plan for each role. As part of our succession planning strategy, we have implemented a leadership development program to prepare senior level employees to take on executive positions in the future. Individual development plans include coaching, mentoring, specific developmental assignments and external development programs. In 2011, four full day sessions were held with senior and middle level leaders to develop and sustain our expectations of leaders, to establish leadership priorities and work through implementation of strategy.  As well, in 2011, an in-house development program for emerging leaders was launched and will continue and expand in scope in 2012.

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The Board also ensures that Directors have the opportunity to get to know employees who have been identified as potential executives. These employees are invited to make presentations to the Board and are invited to functions where they can interact with the Directors informally.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation.

The NYSE Listed Company Manual requires listed foreign private issuers such as the Corporation to disclose any significant ways in which their corporate governance practices differ from those followed by U.S. domestic companies subject to the NYSE listing standards. Any such difference must be disclosed by us in our Annual Report on Form 40-F filing with the SEC in the United States. Certain provisions of SOX and certain rules adopted and proposed by the SEC pursuant to the requirements of SOX, which are applicable to the Corporation, also influence the Corporation’s approach to corporate governance.

Under NI 58-101, Pengrowth is required to disclose certain information relating to its corporate governance practices. This information is set out in Appendix 1 to this Circular.

Members of the Corporate Governance and Nominating Committee:

Wayne K. Foo	Michael S. Parrett (Chair)	A. Terence Poole	John B. Zaozirny

AUDIT AND RISK COMMITTEE REPORT

The terms of reference of the Audit and Risk Committee are available from our website at www.pengrowth.com and are appended as Appendix C to our annual information form dated February 28, 2012 which has been filed on SEDAR (www.sedar.com). The terms of reference for the Audit and Risk Committee specify that the purpose of the Audit and Risk Committee is to assist the Board in fulfilling its oversight responsibilities. The Audit and Risk Committee’s primary duties and responsibilities are to:

•                 monitor the performance of our internal audit function and the integrity of our financial reporting process and systems of internal controls regarding finance, accounting and legal compliance;

•                  assist Board oversight of: (i) the integrity of the Financial Statements; (ii) our compliance with legal and regulatory requirements; and (iii) the performance of our internal audit function and independent auditors;

•                  monitor the independence and performance of our external auditors; and

•                 provide an avenue of communication among the external auditors, the internal auditors, management and the Board.

The Audit and Risk Committee met four times during fiscal 2011. The Audit and Risk Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks. The Audit and Risk Committee’s meetings include, whenever appropriate, executive sessions in which the Audit and Risk Committee meets separately with our independent registered public accountants and our Chief Financial Officer.

As part of its oversight of our financial statements, the Audit and Risk Committee reviews and discusses with both management and our independent registered public accountants all annual and quarterly financial statements prior to their issuance. During fiscal 2011, management advised the Audit and Risk Committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the Audit and Risk Committee, including the manner of the implementation of International Financial Accounting Standards in 2011. These reviews included discussion with the independent registered public accountants of matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communication with Audit Committees), including the quality of our accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit and Risk Committee also discussed with KPMG matters relating to its independence, including a review of audit and non-audit fees and the written disclosures letter from KPMG to the Audit and Risk Committee pursuant to Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

In addition, the Audit and Risk Committee reviewed key initiatives and programs aimed at maintaining the effectiveness of our internal and disclosure control structure. As part of this process, the Audit and Risk Committee continued to monitor the scope and adequacy of our internal auditing program, reviewing internal audit department staffing levels and steps taken to maintain the effectiveness of internal procedures and controls.

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Taking all of these reviews and discussions into account, the undersigned Audit and Risk Committee members recommended to the Board that the Board approve the December 30, 2011 Financial Statements and the Management’s Discussion and Analysis (“MD&A”) relating thereto and that the Financial Statements and MD&A be included in our Annual Report for 2011 filed on SEDAR in Canada and on Form 6-K on EDGAR and that the Financial Statements and MD&A be included in our Annual Report on Form 40-F for filing on EDGAR with the SEC.

Members of the Audit and Risk Committee:

Thomas A. Cumming	James D. McFarland	Michael S. Parrett	A. Terence Poole (Chair)

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is, or at any time during the financial year ended December 31, 2011 was, a Director or executive officer of the Corporation, no proposed nominee for election as a Director of the Corporation, nor any associates or affiliates of any of the foregoing, have been indebted to the Corporation since January 1, 2011 and no indebtedness of any of the foregoing to another entity is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation since January 1, 2011.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the Directors or executive officers of the Corporation, no proposed nominee for election as a Director of the Corporation, nor any person or company that beneficially owns, or controls or directs, directly or indirectly more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, nor any of their respective associates or affiliates, has or has had any material interest, direct or indirect, in any transaction since January 1, 2011 or in any proposed transaction which has materially affected or would materially affect the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet via the SEDAR website at www.sedar.com. Financial information of the Corporation is provided in the Financial Statements and MD&A for the financial year ended December 31, 2011. Copies of the Financial Statements and related MD&A may be obtained upon request from our Investor Relations group at 2100, 222 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 0B4 (ph: (403) 233-0224 or (888) 744-1111).

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APPENDIX 1
-
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following disclosure is required by NI 58-101. Each of the requirements of NI 58-101 is set out below and the Corporation’s response follows immediately thereafter.

1.                       BOARD OF DIRECTORS

(a)                 Disclose the identity of directors who are independent.

The Board has determined that the following members are “independent” within the meaning of NI 58-101:

• Thomas A. Cumming	• Wayne K. Foo
• James D. McFarland	• Michael S. Parrett
• A. Terence Poole	• D. Michael G. Stewart
• John B. Zaozirny

(b)                 Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board has determined that Mr. Derek W. Evans, the President and Chief Executive Officer of the Corporation is not independent.

(c)                 Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board has determined that seven of eight members of the Board are “independent” within the meaning of NI 58-101.

(d)                 If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The members of the Board that currently serve on the board of any other issuer that is a reporting issuer (or equivalent) are set out below:

DIRECTOR	DIRECTORSHIPS
Derek W. Evans	Franco-Nevada Corporation
Wayne K. Foo	Parex Resources Inc.
James D. McFarland	MEG Energy Corp. Valeura Energy Inc.
Michael S. Parrett	Stillwater Mining Company
A. Terence Poole	Methanex Corporation
D. Michael G. Stewart	C&C Energia Ltd. Canadian Energy Services & Technology Corp. TransCanada Corporation TransCanada PipeLines Limited
John B. Zaozirny	Bankers Petroleum Ltd. Canadian Oil Sands Limited Coastal Energy Company Computer Modelling Group Ltd. Petroamerica Oil Corp.

(e)                 Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

A meeting of the independent members of the Board is held in conjunction with every regular meeting of the Board. A meeting of the independent members of each board committee is held in conjunction with every regular meeting of each such committee.

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During the financial year ended December 31, 2011, there were nine meetings of the independent members of the Board.

The independent members of the Board are authorized to retain independent financial, legal and other experts as required whenever, in their opinion, matters come before the Board which require an independent analysis by the independent members of the Board.

(f)                    Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board, Mr. John B. Zaozirny, is an independent director. The primary responsibilities of the Chairman of the Board include:

o             ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities in all aspects of its work;

o               coordinating the affairs of the Board and ensuring effective relations with directors, officers, securityholders, other stakeholders and the public;

o               setting the “tone” for the Board and its members so as to foster ethical and responsible decision-making, appropriate oversight of management and best practices in corporate governance; and

o               interacting with the CEO to ensure that the wishes of the Board are communicated.

(g)                 Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The following table discloses the attendance of the members of the Board at meetings of the Boards of the Corporation and Pengrowth Corporation and its committees in 2010:

Director	Board of Directors (9 Meetings)	Audit and Risk Committee (4 Meetings)	Corporate Governance and Nominating Committee (3 Meetings)	Compensation Committee (5 Meetings)	Reserves, Operations, Health, Safety and Environment Committee (5 Meetings)

Thomas A. Cumming	9/9	4/4	N/A	5/5	5/5
Derek W. Evans(1)	9/9	4/4	3/3	5/5	5/5
Wayne K. Foo	9/9	N/A	3/3	N/A	5/5
James D. McFarland	8/9	4/4	N/A	N/A	5/5
Michael S. Parrett	9/9	4/4	3/3	5/5	N/A
A. Terence Poole	9/9	4/4	3/3	N/A	N/A
D. Michael G. Stewart	9/9	N/A	N/A	5/5	5/5
John B. Zaozirny	9/9	N/A	3/3	5/5	N/A
Overall Attendance Rate	98.6%	100%	100%	100%	100%

Note:

(1)         Mr. Evans is not a member of any committee but was requested, by the respective Chair of each committee, to attend the meetings of each such committee. At each such meeting, the members of each committee, all of whom are independent, met without Mr. Evans.

2.                      MANDATE OF THE BOARD OF DIRECTORS

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The responsibilities and obligations of the Board are set forth in a written mandate of the Board, a copy of which is attached as Schedule “A” to this Appendix. The Board annually reviews its mandate and considers changes as appropriate.

In addition, the Board has established administrative procedures which prescribe the rules governing the approval of transactions carried out in the course of the Corporation’s operations, the delegation of authority and the execution of documents on behalf of the Corporation. The Board reviews and approves various matters, including the appointment of corporate officers, as well as the annual capital and operating budgets and authorization of unbudgeted investments and

42	APPENDIX 1

divestitures above a specified dollar threshold. The Board’s expectations of management are communicated directly to management and through committees of the Board and via the Chairman interacting with the CEO.

3.                       POSITION DESCRIPTIONS

(a)                 Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed and approved written position descriptions for the Chairman of the Board and the chair of each committee of the Board. The primary role of the chair of each committee is overseeing the affairs of the committee, including ensuring the committee is organized properly, interacts with the appropriate members of management, functions effectively and meets its obligations and responsibilities.

The chair of the Audit and Risk Committee also maintains on-going communications with the Corporation’s external auditors in order to lead the Audit and Risk Committee in performing its oversight and other audit-related functions. For further information regarding the Corporation’s Audit and Risk Committee, including the relevant education and experience of the Audit and Risk Committee members, see page 56 of the Corporation’s Annual Information Form for the financial year ended December 31, 2011.

(b)                 Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed and approved a written position description for the Chief Executive Officer of the Corporation.

4.                       ORIENTATION AND CONTINUING EDUCATION

(a)                 Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The Corporate Governance and Nominating Committee is responsible for procedures relating to the orientation and education of new members of the Board and for the continued development of existing Directors. Materials have been prepared for review by new members of the Board in respect of the Corporation’s structure, policies, business and results. New members of the Board are also provided with the opportunity to have meetings and discussions with senior management and other members of the Board and to visit the Corporation’s facilities and operations. The details of the orientation of each new member are tailored to that member’s individual needs, requests and areas of interest.

(b)                 Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

We undertake ongoing education efforts that include meetings among management and the Board and, where appropriate, outside experts, to discuss regulatory changes, developments in the industry and market conditions. Continuing education for all members of the Board is also conducted on an informal basis. As a part of the continuing education of the Directors, presentations are made at Board meetings by management on new developments which may impact upon the Corporation and its business. In addition, Directors receive periodic one-on-one presentations from management and are provided with the opportunity to meet with members of senior management outside of formal Board meetings to discuss and better understand the business. Board members are encouraged to communicate with management and our auditors to keep themselves current with industry trends and developments, and to attend related industry seminars. Board members have full access to the Corporation’s records. Pengrowth also facilitates the education of Directors through financing annual membership in the Institute of Corporate Directors. Directors are provided with background materials and the information necessary to fulfill their roles as Directors, including the Corporation’s key corporate policies. Written materials and briefings are extensively used to ensure that Directors’ knowledge and understanding of the Corporation’s affairs remains current. In 2011, the Board adopted a policy to conduct at least one field site visit each year and in August 2011, all eight of our directors toured our Judy Creek Gas Plant and related properties. In addition, the Corporation encourages and supports Directors’ continuing director education.

Most of our directors sit on one or more other boards which enables them to implement the best practices they observe elsewhere at Pengrowth.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	43

The following table outlines examples of continuing education events held for, or attended by, all of our directors in 2011:

DATE	TOPIC	HOSTED/PRESENTED BY	ATTENDED BY
May 2011	In-Situ Oil Sands Reserve and Resource Booking Guidelines	Dana Laustsen, Executive Vice President, GLJ Petroleum Consultants	All Directors
August 2011	Swan Hills Site Visit	Pengrowth	All Directors
August 2011	Observation of Emergency Response Plan Exercise	Pengrowth	All Directors
September 2011	Capital Market Overview	Lawrie Lewis, Vice Chairman, Head of Equity Capital Markets, Scotia Capital Inc.	All Directors
October 2011	Update on Compensation Discussion and Analysis disclosure requirements	Scott Munn, Hugessen Consulting Inc.	All members of the Compensation Committee

5.                       ETHICAL BUSINESS CONDUCT

(a)                 Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board of the Corporation has adopted a Code of Business Conduct and Ethics (the “Code”). The Code applies to all Directors, officers and employees of, and consultants to, the Corporation. A copy of the Code may also be obtained, upon request, from the Corporation at 2100, 222 – 3rd Avenue S.W., Calgary, Alberta T2P 0B4 and is available on SEDAR at www.sedar.com and on our website at www.pengrowth.com.

The Board expects Directors, officers, employees and consultants to act ethically at all times and to acknowledge in writing their adherence to the Code as a condition of their engagement or continued employment. Any waivers from the Code that are granted for the benefit of a Director, officer, employee or consultant must be presented by the Chief Executive Officer of the Corporation to the Corporate Governance and Nominating Committee for its approval. The Corporate Governance and Nominating Committee has not granted any waivers of the Code since the beginning of the financial year ended December 31, 2011.

(b)               Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

At the beginning of each Board meeting, Board members are asked to disclose any potential conflicts of interest in respect of matters on the agenda. Each member of the Board must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such Director has a conflict of interest. In addition, the Director must excuse himself or herself from any discussion or decision on any matter in which the Director is precluded from voting as a result of a conflict of interest.

(c)                 Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board requires that all new directors, officers and employees acknowledge the Code in writing upon their engagement with Pengrowth and on an annual basis thereafter.

6.                       NOMINATION OF DIRECTORS

(a)                 Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance and Nominating Committee serves as the nominating committee of the Board and is responsible for recommending the nomination of Directors. The Corporate Governance and Nominating Committee considers the number of directors as well as the skills and qualifications of existing Directors and the long term needs of the Corporation in respect of the Board and each of the committees of the Board. In the event it is identified that one or more new Board members are required, the Corporate Governance and Nominating Committee, with the assistance of experienced independent advisors, identifies potential candidates and reviews the qualifications of potential candidates for the Board. In particular, the Corporate Governance and Nominating Committee assesses, among other factors, industry experience, functional expertise, financial literacy and expertise, board experience and diversity of background, and considers potential conflicts for arising in connection

44	APPENDIX 1

with potential candidates for the Board. Upon such review, and after conducting appropriate due diligence, the Corporate Governance and Nominating Committee makes recommendations on candidates to the Board.

(b)                 Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Corporate Governance and Nominating Committee of the Board serves as the nominating committee of the Board and is composed of four “independent” Directors within the meaning of NI 58-101.

(c)                 If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance and Nominating Committee has been established to assist the Board in reviewing and making recommendations to the Board in respect of, among other things, the nomination of candidates for election to the Board.

The Corporate Governance and Nominating Committee reports to the Board and is governed by terms of reference which have been adopted by the Board and which are available on our website at www.pengrowth.com.  The Corporate Governance and Nominating Committee is currently comprised of Michael S. Parrett (Chairman), Wayne K. Foo, A. Terence Poole and John B. Zaozirny. Each member of the committee is an independent member of the Board. None of the members of the Corporate Governance and Nominating Committee are, or have been, officers or employees of Pengrowth.

In addition to its governance related mandate, the Corporate Governance and Nominating Committee is required to address the following Director nomination matters:

o                 Assess and report to the Board in respect of matters relating to the ongoing composition of the Board, including:

•	Recommending to the Board criteria for the composition of the Board and the selection of directors;

•	Assessing the competencies and skills each existing Director should possess;

•	Considering the appropriate size of the Board, with a view to facilitating effective decision making;

•

Identifying, either directly or with the assistance of a search firm, candidates for membership on the Board and review their competencies and skills, including their ability to satisfy the criteria approved by the Board and their ability to devote sufficient time and resources to his or her duties as a Director; and

•

Establishing, implementing and executing procedures to evaluate the independence, performance and effectiveness of the Board, Board committees, all individual Directors, the Board Chair and committee chairs (other than this Committee’s Chair) and review with the Board on an annual basis the results of the assessment.

o                 Review succession planning issues with respect to the members of the Board and make a recommendation to the Board with respect to the appointment of the Chairman.

o                 Assess and report to the Board with respect to the new Director’s orientation program of Pengrowth.

7.                       COMPENSATION

(a)                 Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Board has established the Corporate Governance and Nominating Committee and delegated to it the responsibility to work with the Compensation Committee of the Board in annually reviewing and recommending for Board approval the compensation paid by the Corporation to the non-executive Directors, including the Chairman. The Board has established the Compensation Committee and delegated to it the responsibility of annually reviewing and recommending for Board approval the compensation paid by the Corporation to senior management including the Chief Executive Officer of the Corporation. The Corporate Governance and Nominating Committee’s review of compensation to non-executive Directors, and the Compensation Committee’s review of compensation paid to senior management including the Chief Executive Officer, include consideration of all forms of compensation paid, both with regards to the expertise and experience of each individual and in relation to industry peers. Each of the Compensation Committee and the Corporate Governance and Nominating Committee retains independent consultants to review and compare compensation arrangements within the industry.

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	45

(b)                 Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is composed of four independent members of the Board.

(c)               If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

For further information concerning the responsibilities, powers and operations of the Compensation Committee, see “Statement of Executive Compensation – Mandate of the Compensation Committee” in the Circular.

8.                       OTHER BOARD COMMITTEES

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit and Risk Committee, the Corporate Governance and Nominating Committee and the Compensation Committee, the Board has established the Reserves, Operations, Health, Safety and Environment Committee, which is responsible for assisting the Board in fulfilling its oversight responsibilities in general and, in particular, with respect to: (i) the oil and gas reserves evaluation process and the public disclosure of reserves data and related information as required by NI 51-101 Standards of Disclosure for Oil and Gas Activities and Statement of Financial Accounting Standards No. 69 – Disclosures About Oil and Gas Producing Activities; (ii) the operations of the Corporation, including matters relating to the Corporation’s operating activities and its operating expenses and capital expenditures budget; and (iii) environment, health and safety issues affecting the Corporation, including the evaluation of the Corporation’s programs, controls and reporting systems and its compliance with applicable laws, rules and regulations.

9.                       ASSESSMENTS

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance and Nominating Committee is responsible for making regular assessments of the overall performance, effectiveness and contribution of the Board, the chairman of the Board, each committee of the Board, each committee chair and each Director, and reporting on such assessments to the Board. The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. In addition to any other matters the Corporate Governance and Nominating Committee deems relevant, the assessments consider, in the case of the Board or a committee, the applicable mandate or charter, and in the case of individual Directors, the applicable position descriptions, as well as the competencies and skills each individual Director is expected to bring to the Board. The Corporation does not have a formal retirement policy for directors.

The Corporate Governance and Nominating Committee has developed annual Board and Committee effectiveness surveys, which include an evaluation of Board and Committee responsibility, Board and Committee operations, Board and Committee effectiveness and, during the course of review of these results, the opportunity for feedback on individual Director performance is provided:

o                 the survey is completed by each Director;

o                 results of the survey are collated, sent to each Board member, and are reviewed by the Chairman;

o                 the Chairman then meets with each Director on an individual basis to discuss the results and to provide and seek further comments on individual Director performance; peer review of the other Directors is an integral part of this discussion;

o                 survey results, feedback from the Directors, and recommendations on improving Board performance made by the Chairman are reviewed by the Corporate Governance and Nominating Committee;

o                 thereafter, the Corporate Governance and Nominating Committee makes recommendations to the Board on how to improve Board effectiveness; and

o                 the Board implements those recommendations in conjunction with management and monitors changes to Board effectiveness and Director performance on a periodic basis.

46	APPENDIX 1

SCHEDULE A
TO APPENDIX 1

PENGROWTH ENERGY CORPORATION Policies and Practices	Page 1 of 2
MANDATE OF THE BOARD OF DIRECTORS CORPORATE GOVERNANCE POLICY

In accordance with the recommendation of the Corporate Governance and Nominating Committee (the “Committee”), the Board of Directors (the “Board”) of Pengrowth Energy Corporation (“Pengrowth”) wishes to formalize the guidelines pursuant to which the Board fulfills its obligations to Pengrowth.

The Board acknowledges the Corporate Governance Guidelines set forth in National Policy 58-201 (“NP 58-201”) and the overriding objective of promoting appropriate behaviour with respect to all aspects of Pengrowth’s business.  In consultation with the Committee, the Board will continuously review and modify its terms of reference with regard to the applicable business environment, industry standards on matters of corporate governance, additional standards which the Board believes may be applicable to Pengrowth’s business, the location of Pengrowth’s business and its shareholders and the application of laws and policies.

The guidelines are intended to be flexible and are intended to provide direction to the Board in conjunction with its legal obligations and mandate from the shareholders to oversee and direct the affairs of Pengrowth.

BOARD RESPONSIBILITIES

As recommended by the provisions of NP 58-201, the Board explicitly acknowledges responsibility for the stewardship of Pengrowth, including responsibility for the following:

1.                                       to the extent feasible, satisfying itself as to the integrity of the President and Chief Executive Officer (“CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity and cooperation throughout the organization;

2.                                       adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business and monitoring performance against those plans; the Board will seek recommendations from the CEO with respect to the execution of strategic plans adopted by the Board;

3.                                      identifying the principal risks of Pengrowth’s business and ensuring the implementation of appropriate risk management systems; adopt policies and processes to identify business risks; address what risks are acceptable to Pengrowth and ensure that systems and actions are put in place to manage them;

4.                                       succession planning, including appointing training and monitoring senior management;

5.                                       approving Pengrowth’s communication policy and other relevant policies, including insider trading and environmental, health and safety matters;

6.                                       requiring management to ensure the integrity of the internal control procedures and management information systems;

7.                                       approving annual capital and operating plans and monitoring performance against those plans (in conjunction with the Reserves, Operations, Health, Safety and Environment Committee, the Audit and Risk Committee will review and recommend these plans to the Board);

8.                                       developing an approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Pengrowth;

9.                                       developing measures for receiving feedback from shareholders and other stakeholders on the business of Pengrowth and other matters, whether through investor relations, the CEO or other channels independent of management;

10.                                 developing guidelines with respect to expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials, either directly or through recommendations from the Committee;

11.                                 developing clear position descriptions for the Chairman of the Board and the chair of each board committee;

12.                                 together with the CEO, developing a clear position description for the CEO;

13.                                 developing or approving the corporate goals and objectives that the CEO is responsible for meeting; and

14.                                 conducting regular assessments to determine whether the Board, its committees and each individual director are contributing and functioning effectively.

COMPOSITION OF THE BOARD

1.             Criteria for the Board of Directors

At least two-thirds of the Board shall be “independent”, within the meaning of section 1.4 of National Instrument 52-110 – Audit and Risk Committees.  The Board is responsible for making the determination of whether a director is independent.  It will be the responsibility of the Committee to implement a process for assessing the effectiveness of the Board, its committees and each individual Board member and shall review with the Board, on an annual basis, the results of their assessment.

2.             Size of the Board

PENGROWTH ENERGY CORPORATION MANAGEMENT INFORMATION CIRCULAR	47

The size of the Board shall enable its members to effectively and responsibly discharge their responsibilities to Pengrowth and to the shareholders of Pengrowth. The demands upon the Board will likely evolve with the future growth and development of Pengrowth.  The size of the Board should be considered over time and within the context of the development of the business of Pengrowth, the formation of committees, the workload and responsibilities of the Board and the required expertise and experience of members of the Board.

BOARD COMMITTEES

•                   The Board shall, at this time, have the following standing committees:

1.             Audit and Risk Committee;

2.             Corporate Governance and Nominating Committee;

3.             Compensation Committee; and

4.             Reserves, Operations, Health, Safety and Environment Committee.

•                   The responsibilities of the foregoing committees shall be as set forth in the mandates for these committees as prescribed from time to time by the Board.

•                   The committees of the Board shall be comprised of a sufficient number of “independent” directors so as to comply with applicable laws.

•                   Appointment of members to committees shall be the responsibility of the Board, having received the recommendation of the Committee, based upon consultations with the members of the Board.  In this regard, consideration should be given to rotating committee members from time to time and to the special skills of particular directors.  The chairman of each committee will be selected by the Board.  The committee chairs will be responsible for determining the agenda of meetings of their respective committees and determining the frequency and length of meetings, provided that each committee must meet at least semi-annually (with recommended meetings three to four times per year).

•                   The Board shall regularly assess the effectiveness of each of the committees.  An assessment should consider, among other things, the mandate of each committee and the contribution of each member thereof.

•                   The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time.  In appropriate circumstances, the committees of the Board shall be authorized to engage independent advisors as may be necessary in the circumstances.

•                   In discharging his or her obligations, an individual director may engage outside advisors, at the expense of Pengrowth, in appropriate circumstances and subject to the approval of the Committee.

SELECTION OF NEW DIRECTORS AND CHAIRMAN OF THE BOARD

•                   The Board will ultimately be responsible for nominating or, within the year appointing, new directors and for the selection of its Chairman.  However, initial responsibility for identifying and nominating Board members shall reside with the Committee.

•                   The process of identifying and recommending new directors shall be the responsibility of the Committee, following consultation with members of the Board at large.

•                   Invitations to join the Board should be extended by the Chairman of the Board.

•                   New members of the Board shall be provided with an orientation and education program as to the nature of the business of Pengrowth, current issues, strategies and responsibilities of directors.

BOARD EXPECTATIONS OF SENIOR MANAGEMENT AND ACCESS TO SENIOR MANAGEMENT

•                   The CEO is responsible for the day to day operation of Pengrowth.

•                   The CEO is encouraged, upon invitation of the Board, to bring appropriate management members to Board meetings in order to expose directors to key members of the management team, to provide reports in their specific areas of expertise and provide additional insight into matters being considered by the Board.  However, the Board will ordinarily conduct business with only members of the Board present, with the addition of the Corporate Secretary to ensure that the Board is acting independently of management.  Independent Directors should also meet at every meeting, without representatives of management present, under the chairmanship of the Chairman of the Board to fully discuss any procedural or substantive issues which they wish.  Results of these meetings should be communicated to the CEO as appropriate.  The Board will typically schedule a portion of each meeting as a meeting solely of the independent directors under the direction and chairmanship of the Chairman of the Board.

MEETING PROCEDURES

•                 The Board should be supported in its work by a Corporate Secretary who has a position description approved by the Board.  The Corporate Secretary reports to the CEO and the Chairman of the Board.

•                 The members of the Board, the Corporate Secretary and a secretary to the meeting should be invited to any regularly constituted meeting of the Board.  Officers or other persons shall attend by invitation only and for those elements of the meetings where their input is sought by the members of the Board.

Adopted by the Board of Pengrowth on November 4, 2011.

48	SCHEDULE “A” TO APPENDIX 1

PENGROWTH ENERGY CORPORATION
2100, 222 Third Avenue S.W., Calgary, AB T2P 0B4 Canada

Phone: 403.233.0224  |  Toll free: 800.223.4122  |  Fax: 403.265.6251
www.pengrowth.com

Investor Relations

Phone: 403.233.0224  |  Toll free: 888.744.1111

E-mail: investorrelations@pengrowth.com

Stock Exchange Listings

Toronto Stock Exchange: PGF  |  New York Stock Exchange: PGH